United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN 2004 (US GAAP)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (US GAAP)
REPORT OF INDEPENDENT ACCOUNTANT (US GAAP)
SUPPLEMENTAL FINANCIAL STATEMENTS (US GAAP)
SIGNATURES

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN 2004

www.cvrd.com.br
rio@cvrd.com.br

Department of
Investor Relations

Roberto Castello Branco
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

Except where otherwise indicated, the operational and financial information contained in this press release is presented based on the consolidated figures in accordance with generally accepted accounting principles in the United States of America (US GAAP). Except for the information on investments and market behavior, this information is based on quarterly financial statements reviewed by the Company’s independent accountants. The main subsidiaries of CVRD that are consolidated are: Caemi, PPSA, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.

2004, A RECORD-BREAKING YEAR

Rio de Janeiro, March 21, 2005 – Companhia Vale do Rio Doce (CVRD) posted net income of US$ 2.573 billion in 2004, 66.2% higher than its previous record income of US$ 1.548 billion, in 2003. Earnings per share was US$ 2.23. Return on equity (ROE) was 34.8%, exceeding the 31.7% ROE of 2003.

A combination of three factors made it possible for CVRD to break new records while creating substantial value for its shareholders: (a) strong growth in global demand for ores and metals; (b) expansion of capacity in all the Company’s operational activities, resulting from implementation of highly competitive projects and successful acquisitions; (c) important efficiency gains.

Total shareholder return over the period 2001-2004 reached, on average, 38.9% per year. In 2004 it was 45.9%.

The operating performance was excellent: Adjusted EBIT(1) (earnings before interest and taxes) almost doubled, from US$ 1.644 billion in 2003 to US$ 3.123 billion in 2004. The adjusted EBIT margin, of 38.7%, was the highest in CVRD ´s history.

Cash flow measured by adjusted EBITDA(2) (earnings before interest, taxes, depreciation and amortization) was US$ 3.722 billion, compared to US$ 2.130 billion in 2003.

Several other records were attained in 2004:

•	Gross revenue, US$8.479 billion, was 52.9% higher than in 2003.

•	Volume of iron ore and pellets sold, 231.043 million tons, was 24.0% higher than in 2003.

•	Sales of manganese ore exceeded the 1-million-ton mark for the first time (vs. 885 thousand tons sold in 2003).

•	Shipments of ferro alloys were 616 thousand tons, 22.7% up from 2003.

4Q04

US GAAP

•	Bauxite sales increased 41.0%, from 1.472 million tons in 2003 to 2.076 million tons in 2004.

•	CVRD’s railroads carried 28.743 billion ntk of general cargo for clients in 2004, compared to 26.295 billion ntk in 2003.

Four important projects were completed in 2004: the Sossego copper mine, the expansion of iron ore production capacity at Carajás to 70 million tons per year, the Pier III of the Ponta da Madeira maritime terminal, and the Candonga hydroelectric power plant.

The Company invested US$ 1.956 billion in the year, the second highest annual figure in its history, in real terms. From this amount, US$ 1.245 billion was spent on organic growth, US$ 568 million on sustaining existing business, and US$ 143 million on acquisitions.

In 2004 CVRD distributed US$ 0.68 per share in dividends to its shareholders, 15.7% more than in 2003 and 29.7% more than in 2002.

Highlights of the fourth quarter 2004 (4Q04) result

•	Net income of US$ 721 million, the second largest ever on a quarterly basis, representing an increase of 167.0% in relation to 4Q03.

•	Adjusted EBITDA of US$ 1.001 billion, also the second highest quarterly EBITDA in the Company’s history.

•	Record gross revenues, US$ 2.428 billion, 43.7% higher than in 4Q03.

•	Record sales volume of iron ore and pellets, 61.824 million tons, 11.0% higher than in 4Q03.

•	Record shipments of manganese ore: 323 thousand tons, vs. 207 thousand tons in 4Q03.

•	Record volume of sales of primary aluminum, 113 thousand tons.

SELECTED FINANCIAL INDICATORS

							US$ million
	4Q03	3Q04	4Q04%		%	2003	2004	%
	(A)	(B)	(C)	(C/A)	(C/B)	(D)	(E)	(E/D)
Gross revenues	1,690	2,287	2,428	43.7	6.2	5,545	8,479	52.9
Gross margin (%)	38.6	51.5	47.9			41.5	49.4
Adjusted EBIT	392	886	822	109.7	(7.2)	1,644	3,123	90.0
Adjusted EBIT margin (%)	23.9	40.8	35.5			39.8	46.1
Adjusted EBITDA	568	1,007	1,001	76.2	(0.6)	2,130	3,722	74.7
Net earnings	270	943	721	167.0	(23.5)	1,548	2,573	66.2
Annualized ROE (%)	31.7	32.7	34.8			31.7	34.8
Total debt/Adjusted LTM EBITDA (x)	1.89	1.34	1.10			1.89	1.10
Capex *	871.6	424.0	685.7	(21.3)	61.7	1987.9	1956.0	(1.6)

*	including acquisitions

4Q04

US GAAP

BUSINESS OUTLOOK

In spite of the slowdown in the second half, the world economy is estimated to have grown by 4.8% in 2004, the highest rate in the last 20 years, while international trade grew by 18.6% in the year – the highest expansion since 1995.

The recovery was led by the United States, with GDP growth of 4.4%. A 9.5% expansion of the Chinese economy was also extremely important for the excellent performance of the world economy. In broad terms it was a synchronized recovery, though with reasonable variance between regions: 1.7% growth in the Euro zone, 2.6% in Japan, and 6% in Latin America, with the Brazilian economy showing its best performance since 1994 with GDP growth of 5.2%.

As well as the natural cyclical effect of the global economy recovery, the strong growth of China, faster than its already high average annual growth rate over the last 20 years (9.2%), and the fact that its economy is an intensive user of industrial raw materials at this stage of economic development, contributed to considerable demand pressure for ores and metals.

In response to the acceleration of demand, world steel production exceeded one billion tons for the first time, reaching 1.055 billion in the year, 8.8% higher than 2003, and almost double the average annual growth rate of 4.5% in the post-Asian-crisis period (1998-2003). In spite of this significant supply reaction, for the second year running there was a substantial increase in the prices of steel products.

Also as a result of this movement, seaborne iron ore trade grew to 602 million tons in 2004, 12.1% more than in 2003. Part of the disequilibrium between supply and demand was satisfied by the emergence of a spot market of considerable scale, in which prices reached multiples of the benchmark prices.

We expect the world economy to continue to grow at a rate above average long-term trend, although more slowly than in the first half of 2004. Together with the good outlook for the performance of the Chinese economy this tends to support up cycle of ores and metals prices.

Although investments by the global metals and mining industry are firmly expanding, indicating that in 2005 they could reach twice their amount of 2002, we believe that, at least for the next two years, reasonably large-scale imbalances between supply and demand in several markets continue to exist, especially iron ore, alumina and aluminum.

Capacity utilization levels are extremely high, resulting in higher operational costs and problems in the supply chain. Inventories, both in absolute terms and also in relation to consumption, are at historically low levels, while a considerable portion of the increase in the value of investments programmed is due to the increase in the cost of equipment. Further, the average time between the decision to invest and the conclusion of a project is relatively long, and has increased, worldwide, due to the increase in requirements for approval.

In the specific case of iron ore, we estimate an increase of global seaborne demand of 50 million tons. This increase, of 8.3%, would be lower than in 2004, but still shows significant vigor, as this expansion is stonger than the growth trend of the last 10 years – of 5% since the beginning of the 90s. In view of the relative rigidity of supply expansion in the short term, with operation at full capacity and virtual non-existence of inventories, persistence of very tight market conditions can be foreseen.

Although CVRD’s programmed iron ore production for this year is more than 10% greater than in 2004, the Company still faces excess demand.

4Q04

US GAAP

In 2004 the Company signed contracts for supply of iron ore and pellets totaling approximately 750 million tons with about 40 clients in the Americas, Asia and Europe, with weighted average maturity of seven years. The shipments under these new contracts will provide support for investments in expansion of production capacity.

According to estimates by the International Copper Study Group there was a 705,000-ton deficit in copper in 2004, after an imbalance between demand and production of 368,000 tons in 2003. Further more, the known inventories of copper are at their lowest level for the last 18 years. For this year, there is a forecast of balance between supply and demand starting in the third quarter, but without short-term availability for the necessary rebuilding of inventories.

We expect the Brazilian economy to continue to recover from the period of low growth in 2002 and 2003, while exports will continue to increase, resulting in favorable conditions for the logistics services offered by CVRD in Brazil.

IMPORTANT RECENT EVENTS

•	Iron ore and pellets: prices for 2005

On February 22, 2005 CVRD and Nippon Steel agreed a 71.5% increase in prices of iron ore fines from Carajás and Southern System.

On March 3, CVRD completed agreement with Arcelor on prices for blast furnace pellets for 2005: an increase of 86.67% for the Tubarão product and 86.43% for the São Luís product.

The agreement with Nippon Steel marked the first time that CVRD agreed the reference price with an Asian client. This can be explained by the fact that Asia is responsible for more than two thirds of the global seaborne iron ore imports and for approximately 80% of the demand growth in recent years.

•	Fostering growth

CVRD has announced a capital expenditure budget of US$ 3.332 billion for 2005. Of the total budgeted, 22.1% will be allocated to sustain the existing business, and 77.9% to investment in organic growth.

The amount for organic growth is made up of US$ 2.221 billion to be invested in brownfield and greenfield projects, and US$ 375 million in research and development. This is the largest annual Capex in CVRD’s history, in both nominal and real terms. Over the period 2003-2005, 74% of the Company’s total investment was directed to organic growth, projects, and research and development.

The Company has won several international tenders for exploration of mineral deposits that strengthen its growth potential in the long term.

One was an international tender by the government of Mozambique for exploration of coal deposits in the Moatize region, the world´s largest unexplored coal reserve. The Company paid US$ 122.8 million for the concession. Feasibility studies for exploration of these reserves are currently in progress.

In Argentina, CVRD obtained a license for research, evaluation and exploration of a potash deposit in a region on the Colorado River, in the province of Neuquén.

4Q04

US GAAP

In Brazil, CVRD won an international tender, for US$ 20.0 million, for research, evaluation and exploration of a bauxite deposit in the region of Pitinga, in the Brazilian state of Amazonas.

In Peru, CVRD obtained the rights to exploration of the Bayóvar phosphates deposit, in the department of Piura.

•	Copper processing plant

CVRD will build a semi-industrial plant to process copper by the hydrometallurgical route, to test this new technological option for production of the metal from sulphide copper concentrate. The investment is estimated at US$ 58 million and the plant will have production capacity of 10 million tons of copper cathode per year. If the technology is approved, a larger-scale plant will be built for processing of copper from other deposits, such as Salobo.

•	Repurchase of debt securities

In December 2004 CVRD completed the repurchase of US$ 186.996 million of its US$ 300 million debt issue with political risk insurance (PRI) and maturity in 2007.

•	Minimum dividend to shareholders of US$ 1 billion

CVRD’s senior management will submit a proposal to the Board of Directors for payment of minimum dividend of US$ 1 billion to shareholders for 2005, corresponding to US$ 0.87 per share outstanding.

SALES VOLUME AND REVENUE

•	A new order of magnitude

CVRD’s gross operating revenue in 2004 was US$ 8.479 billion, 52.9% more than in 2003 – when it was US$ 5.545 billion. This is not only a new record, but indicates a change in the Company ´s size – until 2002 its annual revenue has usually been on a level close to US$ 4 billion.

The US$ 2.934 billion increase in revenue in 2004 is primarily the result of expansion in sales volume – which contributed US$ 1.585 billion, or 54.0%, of the growth.

Europe continued to be the main destination of CVRD’s sales, providing revenue of US$ 2.552 billion in 2004, or 30.1% of the Company’s total revenue. Sales to Brazil were in second place, with US$ 2.367 billion, 27.9% of the total, followed by China with US$ 996 million (11.7%), Japan with US$ 788 million (9.3%), and emerging Asia (excluding China) with US$ 405 million (4.8%). Year-on-year growth was highest in sales to the US, at 105.8%, growing from US$ 189 million to US$ 389 million – followed by Japan, with year-on-year growth of 88.1%, from US$ 419 to US$ 788 million; and China, with growth of 71.7%, from US$ 580 to US$ 996 million.

Revenue in 4Q04, also a record, at US$ 2.428 billion, was 43.7% higher than in 4Q03. The increase in prices was responsible for 65.2% of this growth.

•	Ferrous mineral sales reached an all-time high

Ferrous minerals – iron ore, pellets, manganese and ferro alloys – produced revenues of US$ 5.844 billion, 68.9% of the Company’s total revenue. Shipments

4Q04

US GAAP

of iron ore generated US$ 3.995 billion, pellets US$ 1.095 billion, operational services at the Tubarão pelletizing plants US$ 53 million, manganese ore US$ 76 million and ferro alloys US$ 590 million.

In 2004, CVRD’s shipments of iron ore and pellets totaled 231.043 million tons, a record, and 24.0% more than the 186.309 million tons of 2003. This enabled CVRD to maintain its leadership in the world seaborne market, with 32.1% of the volume of iron ore and pellets traded in 2004, compared to around 20% at the late 1990s.

Total sales volume of iron ore was 203.536 million tons, and in pellets, 27.507 million tons.

In view of the disequilibrium between global iron ore supply and demand, the Company acquired 15.926 million of iron ore from small mining companies that operate in the “Iron Quadrangle”, in the Brazilian state of Minas Gerais, to complement its own production and satisfy the growing demand from its clients. These purchases of iron ore from third parties increased by 73.1% – from 9.200 million tons in 2003.

In 2004, CVRD’s shipments to the Chinese market totaled 41.045 million tons, or 17.8% of the total volume sold. This gave CVRD 19.8% market share in the Chinese iron ore imports. The second largest consumer of CVRD ´s iron ore and pellets was Germany, with 10.6% of the Company’s 2004 sales, Japan, with 9.0%, France with 4.9%, and Belgium with 3.5%. The high quality of CVRD’s iron ore products enables it to maintain the position of an important supplier of the Asian steelmakers even with the comparative disadvantage of the longer distance.

The Company sold 55.676 million tons of iron ore in the Brazilian market, consisting of 35.893 million to the steel industry and pig iron producers, and 19.784 million to the pelletizing joint ventures of Tubarão (Nibrasco, Itabrasco, Hispanobras and Kobrasco). The pellet feed sold to these companies is transformed into pellets, which are totally exported.

In 4Q04 CVRD’s sales of iron ore and pellets reached a new record volume, of 61.824 million tons, 11.0% more than the 55.676 million tons sold in 4Q03. The revenue from the sales of these products – another record, US$ 1.420 billion – was 33.8% greater than in 4Q03.

The average sale price of iron ore in 2004 was US$ 19.63 per ton, and the average sale price of pellets was US$ 39.81 per ton – respectively, increases of 20.0% and 18.6% over 2003. In 4Q04 average price of iron ore was US$ 20.69 per ton, and pellets, US$ 40.56 per ton.

CVRD’s sales of manganese ore were a new record in 2004, at 1.002 million tons, 13.2% more than in 2003. The strong expansion of demand caused a substantial increase of prices of this product – the average price in 2004 was US$ 75.85/ton, 37.0% more than in 2003.

The Company shipped 323 thousand tons of manganese ore in 4Q04, 56.0% more than in 4Q03, and a quarterly record.

Shipments of ferro alloys in 2004 were 22.7% higher than in 2003, at 616 thousand tons – also a new record. This was achieved in spite of a maintenance stoppage in RDME, in the second quarter of the year. Volume sold in 4Q04 was 124 thousand tons, 18.4% less than in 4Q03.

The considerable growth in demand for ferro alloys, derived from steel production, contributed to a strong increase in prices. In 4Q04 the average price of CVRD’s sales was US$ 1,346.77 per ton, 135.3% higher than the price realized in 4Q03. In

4Q04

US GAAP

2004 the average sale price of manganese ferro alloys, which involve a range of types (MC FeMn, HC FeMn, SiMn) with differentiated prices, was US$ 957.14 per ton, compared to US$ 547.81 in 2003.

The price of manganese ore continues to increase in 2005, following the trend in prices of iron ore. By contrast, the prices of alloys have begun to fall as a result of the increase in production caused by reactivation of furnaces with high operational costs.

•	Aluminum products generate revenue of US$ 1.250 billion

In 2004 the products of the aluminum chain – bauxite, alumina and primary aluminum – generated revenue of US$ 1.250 billion, 46.7% more than in 2003, and representing 14.7% of CVRD’s total revenue.

The volume of bauxite sold in 2004 was 2.076 million tons, 41.0% more than in 2003. This increase in shipment volume, giving rise to another record, was made possible by the expansion of production capacity at Trombetas (MRN), concluded in 2Q03.

The average sale price of bauxite in 2004 was US$ 25.53 per ton, slightly higher than the average price for the previous year, US$ 25.14.

In 4Q04 the Company sold 514 thousand tons of bauxite, 13 thousand tons more than in 4Q03.

Consolidation of Albras starting as of January 2004 produced some changes in the statistics for sales of products in the alumina chain. As a result of this, there is a reduction in the quantities of aluminum sold, due to the elimination of the sales of Alunorte (alumina refinery) to Albras (aluminum smelter). On the other hand, the figures show higher volumes of sales of primary aluminum, since 100% of the sales of Albras are now included, whereas last year only the sales made by CVRD in relation to its take from the smelter were included.

Sales of alumina totaled 1.788 million tons in 2004, compared to 2.653 million in 2003. The volume sold in 4Q04 reached 462 million tons, compared to 756 million tons in 4Q03. Reflecting the strong scarcity of alumina in the global market, the average price realized on CVRD’s shipments was US$ 256.15 per ton in 2004, equivalent to 14.9% of the average price of aluminum at LME, 37.3% higher than in 2003. In 4Q04, the average realization price was US$ 305.19 per ton, corresponding to 16.7% of the average aluminum price.

In 2004 CVRD’s sales of primary aluminum were 430 thousand tons, an increase of 104.8% from 2003. These sales were made at an average price of US$ 1,688.37 per ton, 19.8% higher than in 2003.

CVRD’s sales of aluminum in 4Q04 were 113 thousand tons, vs. 56 thousand tons in 4Q03, for an average price of US$ 1,725.66 per ton. Due to the existence of considerable stocks in 2003, aluminum prices reacted slowly to the impact on demand caused by the global economic recovery, playing the role of a late cycle commodity.

CVRD’s aluminum businesses as a whole generated revenue of US$ 354 million in the fourth quarter of 2004, 39.4% more than in 4Q03.

•	Copper: good timing

Sossego was the only greenfield copper project in the world to start operating in 2004. The first shipments of copper concentrate took place in June, and totaled 269 thousand tons in the year, for revenue of US$ 201 million.

4Q04

US GAAP

Sossego came into operation at a very good moment, since copper prices increased 57.0% in 2004, much more than expected. Currently, in the first quarter of 2005, copper prices are at their highest since the end of 1988.

The rate of expansion of global demand, the weakness of the US dollar and the low level of inventories brought together a very favorable environment for copper prices. For the profitability of a copper concentrate producer, two other factors are also important: the price of gold, which tends to reduce the production cost of copper, and the TC/RC charges charged for processing and refining by the smelters. The latter, due to the growth of supply of copper concentrate, practically doubled in 2005, reaching their highest level since the mid-1990s, contributing to a reduction in the profit margins of concentrate producers such as CVRD. However, the negative effect of this factor is more than offset by the current levels of gold prices, around US$ 430 per ounce, and copper, around US$ 1.50 per pound.

In 4Q04 CVRD sold 139 thousand tons of copper concentrate, 44.8% more than in 3Q04, with a substantial increase in revenue, from US$ 70 million in 3Q04 to US$ 107 million in 4Q04. The average realization sale price of copper concentrate was US$ 769.78 in 4Q04, compared to US$ 729.17 in 3Q04 and US$ 705.88 in 2Q04.

•	Industrial minerals: record kaolin sales

In 2004 CVRD’s sales revenues of potash amounted to US$ 124 million, 31.9% more than in 2003. The growth mainly reflected the increase in prices, since volumes sold in fact fell, from 674 thousand tons in 2003 to 630 thousand tons in 2004, due to the execution of the capacity expansion project at the Taquari-Vassouras mine.

The average price of potash sales was US$ 196.83 per ton, 41.1% higher than in 2003.

CVRD sold 165 thousand tons of potash in 4Q04, almost equal to its 4Q03 sales of 169 thousand tons, generating revenue of US$ 35 million.

Kaolin sales generated revenue of US$ 164 million in 2004, 70.8% more than in 2003. Sales volume increased 84.6%, to 1.207 million tons – on two factors: (a) the consolidation of Cadam for 12 months in 2004, compared to only four months in 2003; and (b) increases of production in 2004 at both PPSA and Cadam.

In 4Q04, CVRD sold 311 thousand tons of kaolin, 11.1% more than in 4Q03. Revenue from these sales was 9.8%, higher, at US$ 45 million in 4Q04, compared to US$ 41 million for 4Q03.

The average price of kaolin in 2004, US$ 136.70 per ton, was 6.9% lower than in 2003, and in 4Q04, at US$ 144.69 per ton, showed a recovery from the previous quarters – US$ 128.53 in 3Q04, and US$ 133.11 in 2Q04.

•	Logistics: new records in railway transportation, port services and coastal shipping

CVRD’s logistics services provided revenue of US$ 877 million in 2004, 45.2% more than in 2003, contributing 10.3% of the Company’s total revenue for the year.

Railway transportation of general cargo for clients, on the Carajás, Vitória-Minas, and Centro-Atlântica railroads (EFC, EFVM, FCA) produced revenue of US$ 612 million. Port services added US$ 173 million, and coastal shipping and port support services US$ 92 million.

CVRD’s railroads transported 28.743 billion ntk of general cargo for clients, 9.3% more than in 2003, a new all-time record. The main cargos transported were steel

4Q04

US GAAP

industry inputs and products (46.6%), agricultural products (32.2%) and fuels (9.8%).

On all three railroads the revenue per thousand ntk (kntk) of general cargo increased: on EFVM, from US$ 13.94 in 2003 to US$ 16.83 in 2004; on EFC, from US$ 12.48 to US$ 14.57; and on FCA from US$ 16.82 to US$ 21.56.

Volume transported in 4Q04, at 6.907 billion ntk, was higher than in 4Q03 (6.402 billion ntk), though volume carried in 4Q04 was lower than in the two previous quarters, a seasonal effect reflecting the grain harvests: the peak is usually in the third quarter, with a decline in the fourth quarter and the subsequent first quarter, recovering in the second quarter.

Reduction of accidents is one of CVRD’s main goals in the operation of its railroads. Even operating at full capacity, the Company has succeeded in reducing the number of accidents in recent years. Between 2001 and 2004 the Company was able to reduce the number of accidents in its railways at an average annual rate of 13.1%.

The Company’s ports and maritime terminals handled 28.741 million tons of cargo for clients, 7.2% more than in 2003. Volume in 4Q04 was 7.097 million tons, compared to 5.288 million tones in 4Q03.

VOLUME SOLD – IRON ORE AND PELLETS

									thousand tons
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Iron ore	48,839	87.7	53,606	88.7	54,748	88.6	162,683	87.3	203,536	88.1
Pellets	6,837	12.3	6,847	11.3	7,076	11.4	23,626	12.7	27,507	11.9
Total	55,676	100.0	60,453	100.0	61,824	100.0	186,309	100.0	231,043	100.0

IRON ORE AND PELLET SALES BY DESTINATION

				thousand tons
	2003	%	2004	%
EU	49,681	26.7	69,558	30.1
Germany	19,753	10.6	24,512	10.6
France	8,842	4.7	11,364	4.9
Belgium	6,743	3.6	8,022	3.5
Italy	5,587	3.0	8,151	3.5
Others	8,756	4.7	17,509	7.6
China	29,460	15.8	41,045	17.8
Japan	18,126	9.7	20,773	9.0
South Korea	7,538	4.0	9,614	4.2
Middle East	5,780	3.1	7,073	3.1
USA	3,849	2.1	5,467	2.4
Brazil	47,084	25.3	55,677	24.1
Steel mills and pig iron producers	27,976	15.0	35,893	15.5
Pelletizing joint ventures[a]	19,108	10.3	19,784	8.6
RoW	24,791	13.3	21,837	9.5
Total	186,309	100.0	231,044	100.0

[a]The JVs buy pellet feed from CVRD. All JV´s pellet production is exported.

4Q04

US GAAP

VOLUME SOLD — MINERALS AND METALS

					thousand tons
	4Q03	3Q04	4Q04	2003	2004
Manganese ore	207	313	323	885	1,002
Ferro-alloys	152	156	124	502	616
Alumina	756	508	462	2,653	1,788
Primary aluminum	56	101	113	210	430
Bauxite	501	652	514	1,472	2,076
Potash	169	161	165	674	630
Kaolin	280	319	311	654	1,207
Copper concentrates	0	96	139	0	269

LOGISTICS SERVICES

					thousand tons
	4Q03	3Q04	4Q04	2003	2004
Railroads (million ntk)	6,402	7,968	6,907	26,295	28,743
Ports	5,288	7,634	7,097	26,803	28,741

GROSS REVENUES BY PRODUCT

									US$ million
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Ferrous minerals	1,179	69.8	1,579	69.0	1,647	67.8	3,849	69.4	5,844	68.9
Iron ore	821	48.6	1.093	47.8	1.133	46.7	2.662	48.0	3.995	47.1
Pellet plant operation services	14	0.8	12	0.5	14	0.6	45	0.8	53	0.6
Pellets	240	14.2	281	12.3	287	11.8	793	14.3	1,095	12.9
Manganese ore	11	0.7	20	0.9	36	1.5	49	0.9	76	0.9
Ferro-alloys	87	5.1	169	7.4	167	6.9	275	5.0	590	7.0
Others	6	0.4	4	0.2	10	0.4	25	0.5	35	0.4
Non ferrous minerals	65	3.8	146	6.4	187	7.7	190	3.4	489	5.8
Potash	24	1.4	35	1.5	35	1.4	94	1.7	124	1.5
Kaolin	41	2.4	41	1.8	45	1.9	96	1.7	164	1.9
Copper concentrates	0	—	70	3.1	107	4.4	—	—	201	2.4
Aluminum products	254	15.0	327	14.3	354	14.6	852	15.4	1,250	14.7
Primary aluminum	82	4.9	177	7.7	195	8.0	296	5.3	726	8.6
Alumina	149	8.8	130	5.7	141	5.8	495	8.9	458	5.4
Bauxite	14	0.8	17	0.7	13	0.5	37	0.7	53	0.6
Others	9	0.5	3	0.1	5	0.2	24	0.4	13	0.1
Logistics services	192	11.4	232	10.2	234	9.6	604	10.9	877	10.3
Railroads	127	7.5	164	7.2	162	6.7	373	6.7	612	7.2
Ports	38	2.2	43	1.9	47	1.9	144	2.6	173	2.0
Shipping	27	1.6	25	1.1	25	1.0	87	1.6	92	1.1
Others	0	—	3	0.1	6	0.2	50	0.9	19	0.2
Total	1,690	100.0	2,287	100.0	2,428	100.0	5,545	100.0	8,479	100.0

GROSS REVENUES BY DESTINATION

									US$ million
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Europe	614	36,3	699	30,6	625	25,7	1.784	32,2	2.552	30,1
Brazil	481	28,5	621	27,2	678	27,9	1.705	30,7	2.367	27,9
China	190	11,2	277	12,1	345	14,2	580	10,5	996	11,7
Japan	98	5,8	200	8,7	220	9,1	419	7,6	788	9,3
Emerging Asia (ex-China)	86	5,1	87	3,8	134	5,5	251	4,5	405	4,8
USA	37	2,2	118	5,2	134	5,5	189	3,4	389	4,6
Rest of the World	184	10,9	285	12,5	292	12,0	617	11,1	982	11,6
Total	1.690	100,0	2.287	100,0	2.428	100,0	5.545	100,0	8.479	100,0

4Q04

US GAAP

AVERAGE PRICES REALIZED

					US$/ton
	4Q03	3Q04	4Q04	2003	2004
Iron ore	16.81	20.39	20.69	16.36	19.63
Pellets	35.10	41.04	40.56	33.56	39.81
Manganese ore	53.14	63.90	111.46	55.37	75.85
Ferro Alloys	572.37	1,083.33	1,346.77	547.81	957.14
Alumina	197.09	255.91	305.19	186.58	256.15
Aluminum	1,464.29	1,752.48	1,725.66	1,409.52	1,688.37
Bauxite	27.94	26.07	25.29	25.14	25.53
Potash	142.01	217.39	212.12	139.47	196.83
Kaolin	146.43	128.53	144.69	146.79	136.70
Copper concentrates	—	729.17	769.78	—	747.21

OPERATIONAL EXCELLENCE AMID COST INFLATION

Worldwide, the metals and mining industry has been undergoing cyclical pressures from costs of labor, energy and equipment.

In addition, the currencies of the main producing countries, such as the Brazilian Real, the Chilean Peso, the Canadian Dollar, the South African Rand and the Australian Dollar, have appreciated significantly against the US Dollar (USD). While this stimulates high prices in USD for ores and metals, it also leads to increases in mining companies’ costs. In the case of the Brazilian Real (BRL), the nominal appreciation against the USD was 26.6% between December 2002 and February 2005.

Finally, operation at full capacity eventually has the effect of increasing costs – examples are expenses on demurrage, and a larger number of maintenance stoppages.

In this adverse environment CVRD has, thanks to rigorous costs controls, succeeded in working with a high level of operational efficiency. To optimize its performance, in 2005 it launched an operational excellence program, made up of dozens of small projects to reduce costs and achieve productivity gains.

Operational profit in 2004, measured by adjusted EBIT, was US$ 3.123 billion, the highest in the Company’s history, and 90.0% higher than in 2003, US$ 1.644 billion. Adjusted EBIT margin was 38.7%, 800 basis points more than the 30.7% of 2003.

The higher margin is basically due to a lower ratio between cost of goods sold (COGS) and net revenues, which fell from 58.5% in 2003 to 50.6% in 2004. While net revenues increased by 50.7%, from US$ 5.350 billion in 2003 to US$ 8.066 billion in 2004, COGS grew by only 30.5%, from US$ 3.128 billion to US$ 4.081 billion.

In absolute terms, the main item in the increase in COGS was outsourced services, US$ 239 million higher than in 2003. This component was strongly affected by the consolidation of Caemi, which contracts transportation services to carry its iron ore to the Guaíba island maritime terminal. Also, there was a US$ 206 million increase in the account line of materials due to: (i) inflation-linked increases in prices in Brazil; (ii) consolidation of Caemi, FCA and Albras; and (iii) nominal appreciation of the BRL against the USD.

The increase in demurrage expenses – expressing the effect of the enormous pressure of demand for iron ore on the logistics infrastructure, of 80.4% from US$

4Q04

US GAAP

46 million in 2003 to US$ 83 million in 2004, was another factor in the growth of COGS. The Company is implementing a program to reduce ships ´ waiting time in ports, and consequently demurrage expenses.

Another important cost increase was due to research and development expenditure growth. R&D expenditure was 86.6% higher, at US$ 1531 million in 2004 than its level of US$ 82 million in 2003 – reflecting CVRD’s decision to intensify efforts to find new mineral deposits in Brazil, South America, Africa and Asia, and studies for the development of projects to increase capacity in several sectors. These investments are preparing for the Company’s future growth and are in line with its strategy of focus on organic growth.

SG&A expenses increased from US$ 265 million to US$ 452 million. The main factors in this increase were: (i) a US$ 57 million increase in personnel expenses, due to wages increases of 17% in July 2003 and 4.5% in July 2004, and the increase in headcount due to the consolidation of new companies; (ii) an increase of US$ 48 million in selling expenses; (iii) an increase of US$ 29 million in consultancy expenses; and (iv) an increase of US$ 21 million in contingencies.

Adjusted EBIT margins of all the segments of CVRD’s business increased from 2003 to 2004. In ferrous minerals it rose from 36.7% in 2003 to 42.3% in 2004; in non-ferrous minerals from 28.6% to 41.9%; in aluminum from 16.4% to 41.7%; and in logistics from 21.7% to 21.9%.

Adjusted EBIT in 4Q04, at US$ 822 million, was more than double its value of US$ 392 million in 4Q03, and was 7.2% lower than in 3Q04 (US$ 886 million).

The year-on-year change of US$ 430 million in adjusted EBIT from 4Q03 to 4Q04 is mainly due to an increase of US$ 679 million in net operating revenues, partially offset by additional costs of US$ 203 million.

The components of COGS which most grew were: (i) materials, US$ 67 million higher, caused by deferral of expenditures from 3Q04 to 4Q04 due to implementation of the enterprise resources planning system (ERP) and to material prices increases due to inflation; (ii) an increase of US$ 59 million in purchase of iron ore and pellets from third parties - volumes reached 4.217 million tons in 4Q04 from 2.088 million tons in 4Q03; and (iii) an increase of US$ 60 million in expenses on electricity, mainly due to the consolidation of Albras, reflecting the fact that aluminum production is electricity intensive. It is important to point out that energy cost at Albras in 4Q04 includes provisions of US$ 18 million relative to legal pending issues. Recurring cost of electric energy to produce primary aluminum in 4Q04 was US$ 42 million.

Other factors with a negative impact on adjusted EBIT in 4Q04, as compared with 4Q03, were a US$ 30 million increase in expenses on R&D, and an increase of US$ 13 million in provisions for employee bonuses.

Relative to 3Q04, adjusted EBIT decreased by US$ 64 million, leading also to a lower adjusted EBIT margin, that decreased to 35.5% from 40.8%.

Part of the reduction in adjusted EBIT, US$ 47 million, is explained by non-recurring factors: (a) provision of US$ 18 million in Albras; (b) several provisions in SG&A of US$ 11 million; (c) increase of US$ 18 million in material costs generated by deferral of expenses due to the implementation of the ERP, as previously explained.

[1] The value of the investments in research and development of 2004, informed in the press release concerning the investment program for 2005 - of January 18, 2005 - was US$ 184 million. This amount refers to the actual disbursement during 2004.

4Q04

US GAAP

The increase in prices of primary aluminum on the London Metal Exchange (LME) has a counterpart in the increase of prices of alumina and electricity used in its production, since both are indexed to the final prices of the metal. Albras has long-term contracts for the supply of alumina and electricity based on these standards and consequently its costs has been growing. In 4Q04, as a consequence of the increase in the price of primary aluminum, the electricity cost of the smelter increased US$ 10 million relatively to 3Q04.

There was also an increase in COGS caused by higher demurrage expenses, which increased by US$ 29 million, vessel chartering for coastal shipping, US$ 12 million, research and development, US$ 31 million, and provisions for payment of employee bonus, US$ 5 million.

COGS BREAKDOWN

										US$ million
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Personnel	100	10.0	98	9.3	108	8.9	291	9.3	386	9.5
Material	124	12.3	173	16.4	191	15.8	410	13.1	616	15.1
Fuels	108	10.7	119	11.3	128	10.6	350	11.2	446	10.9
Electric energy	56	5.6	67	6.4	116	9.6	143	4.6	315	7.7
Outsourced services	239	23.8	224	21.3	217	18.0	574	18.4	813	19.9
Acquisition of iron ore and pellets	66	6.6	123	11.7	125	10.3	356	11.4	466	11.4
Acquisition of other products	169	16.8	102	9.7	110	9.1	604	19.3	411	10.1
Depreciation and exhaustion	77	7.7	95	9.0	100	8.3	228	7.3	375	9.2
Others	66	6.6	52	4.9	113	9.4	172	5.5	253	6.2
Total	1,005	100.0	1,053	100.0	1,208	100.0	3,128	100.0	4,081	100.0

ADJUSTED EBIT MARGIN

						%
1998	1999	2000	2001	2002	2003	2004
23.9	29.8	23.5	24.4	34.7	30.7	38.7

RECORD CASH GENERATION: US$ 3.7 BILLION

CVRD’s 2004 cash generation as measured by adjusted EBITDA was another all-time record: US$ 3.722 billion, 74.7% more than the 2003 EBITDA of US$ 2.130 billion, and 2.1 times 2002 adjusted EBITDA of US$ 1.780 billion.

4Q04 was the eleventh consecutive quarter of growth in last-twelve-month adjusted EBITDA.

The main source of the increase in adjusted EBITDA in 2004 was the growth of US$ 1.479 billion in adjusted EBIT. Additionally, depreciation and amortization increased by US$ 161 million, reflecting the expansion of the asset base, while dividends received from joint ventures and affiliates grew by US$ 3 million. On the other hand, write-offs of assets computed in 2003, which had improved that year’s cash flow by US$ 51 million, did not recur in 2004.

Of the total US$ 200 million in dividends received by CVRD in 2004, US$ 100 million were paid by Samarco, and US$ 54 million by MRN.

Cash flow by business area in 2004 was as follows: ferrous minerals 70.6%, aluminum 16.3%, logistics 9.2% and non-ferrous minerals 3.4%.

Adjusted EBITDA in 4Q04 was US$ 1,001 billion, 76.2% more than in 4Q03. The main factor leading to that, again, was adjusted EBIT, US$ 430 million higher than

4Q04

US GAAP

in 4Q03. Depreciation in 4Q04 was US$ 119 million – US$ 41 million higher than in 4Q03 – and dividends received were US$ 60 million, practically unchanged from US$ 59 million in 4Q03.

In 4Q04 ferrous minerals contributed with 71.9% of the cash generation, aluminum 14.9%, logistics 6.7% and non-ferrous minerals 5.9%. Copper was the main factor in the increased contribution of non-ferrous minerals to adjusted EBITDA in 4Q04.

ADJUSTED EBITDA

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Net operating revenues	1,638	2,173	2,317	5,350	8,066
COGS	(1,005)	(1,053)	(1,208)	(3,128)	(4,081)
SG&A	(97)	(112)	(133)	(265)	(452)
Research and development	(37)	(36)	(67)	(82)	(153)
Other operational expenses	(107)	(86)	(87)	(231)	(257)
Adjusted EBIT	392	886	822	1,644	3,123

Depreciation, amortization & exhaustion	78	102	119	238	399
Dividends received	59	19	60	197	200

Adjustment for non-recurring items (asset impairment)	39	—	—	51	—

Adjusted EBITDA	568	1007	1001	2,130	3,722

ADJUSTED EBITDA BY BUSINESS AREA

										US$ million
	4Q03%		3Q04%		4Q04%		2003	%	2004	%
Ferrous minerals	446	78.5	722	71.7	720	71.9	1,646	77.3	2,626	70.6
Non-ferrous minerals	2	0.4	33	3.3	59	5.9	32	1.5	128	3.4
Logistics	31	5.5	100	9.9	67	6.7	180	8.5	341	9.2
Aluminum	75	13.2	152	15.1	149	14.9	199	9.3	606	16.3
Others	14	2.5	—	0.0	6	0.6	73	3.4	21	0.6
Total	568	100.0	1,007	100.0	1,001	100.0	2,130	100.0	3,722	100.0

RECORD NET INCOME: US$ 2.6 BILLION

CVRD’s net income in 2004, US$ 2.573 billion, was 66.2% higher than in 2003, US$ 1.548 billion. This is the first time that CVRD has posted net earnings in excess of US$ 2 billion.

There was a non-recurring gain in 2004 of US$ 404 million derived from the sale of CVRD stake in CST. Part of this amount, US$ 314 million, was accounted in 3Q04. The remaining US$ 90 million was accounted in 4Q04 on the financial settlement of the second tranche of the sale transaction.

The sale of the stake in Fosfértil had produced a positive result of US$ 17 million in 4Q03. Hence, gains on sales of assets were responsible for US$ 387 million of the total growth of US$ 1.025 billion in earnings in 2004.

There were two other important factors in the increase in net earnings: (a) an improvement of US$ 1.479 billion in operating income; and (b) an increase of US$ 236 million in equity income from subsidiaries.

4Q04

US GAAP

The equity income from holdings in the steel industry, US$ 271 million in 2004 compared to US$ 81 million in 2003, was one of the main reasons for the increase in CVRD’s total equity income.

Among the pelletizing joint ventures, the star performer was Samarco, which increased its contribution to CVRD net earnings from US$ 70 million in 2003 to US$ 117 million in 2004.

Logistics made a positive contribution of US$ 33 million in 2004, compared to negative equity income of US$ 52 million in the previous year.

Equity income from the aluminum area was lower, falling from US$ 147 million in 2003 to US$ 71 million in 2004, the main reason being the consolidation of Albras starting in January 2004, which had provided equity income of US$ 104 million in 2003. Excluding this effect, the contribution from CVRD’s holdings in MRN and Valesul increased by US$ 28 million in 2004.

The following were negative factors in the 2004 result: (a) an increase of US$ 340 million in net financial expenses; (b) a decrease of US$ 177 million in positive monetary variation (c) an increase of US$ 452 million in provisions for income tax and social contribution; and (c) an increase of US$ 118 million in minority interests.

Financial expenses in 2004 were US$ 320 million greater than in 2003. US$ 176 million of this total resulted from the consolidation of Albras, Caemi and FCA, US$ 24 million from losses on derivatives for hedge against commodity price volatility, and US$ 22 million from the repurchase of CVRD 2007 bonds. From the amount derived from consolidations, US$ 98 million are relative to losses on derivatives contracted for hedging against volatility in aluminum prices.

The Company’s net income in 4Q04 was US$ 721 million, 167.0% higher than in 4Q03.

Operating income in 4Q03 was US$ 430 million higher than in 4Q03. US$ 283 million of this amount came from monetary variation and US$ 91 million from equity income.

By the same year-on-year comparison, gains on sales of assets were US$ 73 million higher, and the net result of adjustments in minority interest was US$ 17 million lower. On the other hand there was a substantial increase in provisions for income tax and social contribution, of US$ 330 million.

RESULTS FROM SHAREHOLDINGS

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Iron ore and pellets	23	50	55	134	170
Aluminum, alumina and bauxite	24	20	19	146	71
Logistics	36	8	11	(50)	33
Steel	21	50	95	82	271
Others	(16)	(1)	(1)	(6)	(3)
Total	88	127	179	306	542

DEBT: LOWER LEVERAGE, HIGHER INTEREST COVERAGE, LOWER RISK PROFILE

CVRD’s total debt on December 31, 2004 was US$ 4.088 billion, US$ 330 million lower than on September 30, 2004, US$ 4.418 billion. Part of the reduction on debt was due to repurchase of 62.33% of the US$ 300 million PRI bonds outstanding

4Q04

US GAAP

issued in 2002 and due in 2007. The purpose of this transaction was the improvement of cash management with the buyback of securities that did not fully reflect the Company’s level of risk.

Net debt at the end of December 2004 was US$ 2.839 billion, compared to US$ 2.479 billion at the end of September, and US$ 3.443 billion at the end of December 2003.

The Company’s leverage indicators improved substantially: gross debt/adjusted EBITDA fell from 1.89x as of December 31, 2003 to 1.10x as of December 31, 2004. Total debt/enterprise value fell from 16.0% to 11.8%. Interest coverage measured as adjusted EBITDA/interest paid increased, from 11.51x at the end of 2003 to 12.41x at the end of 2004. These changes are in line with the Company’s strategy of preserving a sound balance sheet.

CVRD has also been successful in reducing the implicit risk of its debt portfolio. Average debt maturity was increased, from 3.60 years at December 2003 to 6.83 years at December 2004, helping reduce refinancing risks. One of the main factors in this change was the issue of a 30-year bond, CVRD 2034. At the same time the percentage of debt with floating interest rates decreased from 71% in December 2002 to 56% in December 2004, reducing interest rate risk. The change in the risk profile took place with an increase in the average cost of debt of less than 100 basis points.

The Company contracted committed credit lines totaling US$ 500 million, contributing to efficiency in cash management and reducing risks of liquidity.

CVRD is rated Ba1 by Moody’s, only one notch below investment grade, with a positive outlook. In view of the importance of cost of capital for its growth projects and creation of value for the shareholders, obtaining the investment grade rating is one of the Company’s main targets.

FINANCIAL EXPENSES

					US$ million
Financial Expenses on:	4Q03	3Q04	4Q04	2003	2004
Debt with third parties	(50)	(61)	(63)	(182)	(259)
Debt with related parties	(2)	(3)	—	(14)	(10)
Total debt-related financial expenses	(52)	(64)	(63)	(196)	(269)

					US$ million
Gross Interest on:	4Q03	3Q04	4Q04	2003	2004
Tax and labour contingencies	(24)	(11)	(11)	(46)	(37)
Tax on financial transactions (CPMF)	(8)	(9)	(11)	(23)	(38)
Derivatives	5	(36)	(67)	(12)	(139)
Others	(43)	(45)	(106)	(74)	(188)
Total gross interest	(70)	(101)	(195)	(155)	(402)

Total	(122)	(165)	(258)	(351)	(671)

DEBT INDICATORS

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Gross debt	4,028	4,418	4,088	4,028	4,088
Net debt	3,443	2,479	2,839	3,443	2,839
Gross debt / Adjusted LTM EBITDA (x)	1.89	1.34	1.10	1.89	1.10
Adjusted LTM EBITDA / LTM interest expenses (x)	11.51	13.00	12.41	11.51	12.41
Gross debt / EV (x)	0.16	0.16	0.12	0.16	0.12

EV = enterprise value = market capitalization + net debt

4Q04

US GAAP

CONFERENCE CALL AND WEBCAST

A conference call and webcast will be held on March 23 – Wednesday – at noon Rio de Janeiro time, 10:00 a.m. US Eastern Standard time and 3:00 p.m. UK time. Instructions for participation are available on CVRD’s website www.cvrd.com.br, Investor Relations section. A recording of the conference call and webcast will be available on the site for 90 days after March 23, 2004.

FINANCIAL STATEMENTS

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Gross operating revenues	1,690	2,287	2,428	5,545	8,479
Taxes	(52)	(114)	(111)	(195)	(413)
Net operating revenue	1,638	2,173	2,317	5,350	8,066
Cost of goods sold	(1,005)	(1,053)	(1,208)	(3,128)	(4,081)
Gross profit	633	1,120	1,109	2,222	3,985
Gross margin (%)	38.6	51.5	47.9	41.5	49.4
Selling, general and administrative expenses	(97)	(112)	(133)	(265)	(452)
Research and development expenses	(37)	(36)	(67)	(82)	(153)
Employee profit-sharing	(9)	(17)	(22)	(32)	(69)
Others	(98)	(69)	(65)	(199)	(188)
Operating profit	392	886	822	1,644	3,123
Financial revenues	18	10	41	102	82
Financial expenses	(122)	(165)	(258)	(351)	(671)
Monetary variation	(8)	77	275	242	65
Gains on sale of affiliates	17	314	90	17	404
Tax and social contribution (Current)	10	(285)	(10)	(90)	(433)
Tax and social contribution (Deferred)	(76)	61	(386)	(207)	(316)
Equity income and provision for losses	88	127	179	306	542
Accounting changes for asset write-offs	—	—	—	(10)	—
Minority shareholding participation	(49)	(82)	(32)	(105)	(223)
Net earnings	270	943	721	1,548	2,573
Earnings per share (US$)	0.23	0.82	0.63	1.34	2.23

BALANCE SHEET

			US$ million
	12/31/03	09/30/04	12/31/04
Assets
Current	2,474	4,246	3,890
Long term	1,442	1,694	1,603
Fixed	7,518	8,780	10,222
Total	11,434	14,720	15,715
Liabilities
Current	2,253	2,600	2,455
Long term	4,297	5,640	5,869
Shareholders’ equity	4,884	6,480	7,391
Paid up capital	3,367	3,707	3,707
Reserves	1,517	2,773	3,684
Total	11,434	14,720	15,715

4Q04

US GAAP

CASH FLOW STATEMENT

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Cash flows from operating activities:
Net income	270	943	721	1,548	2,573
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation. depletion and amortization	78	102	119	238	399
Dividends received	59	19	60	197	200
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(88)	(127)	(179)	(306)	(542)
Deferred income taxes	76	(61)	386	207	316
Provisions for contingencies	30	53	42	9	137
Impairment of property. plant and equipment	39	—	—	51	0
Gain on sale of investment	(17)	(314)	(90)	(17)	(404)
Change in accounting practice for asset retirement obligations	—	—	—	10	0
Pension plan	0	—	0	0	0
Foreign exchange and monetary losses	4	(118)	(106)	(382)	112
Net unrealized derivative losses	20	36	66	43	134
Minority interest	49	82	32	105	223
Juros pagáveis. líquidos	43	42	38	24	93
Others	(62)	10	(66)	(27)	(89)
Decrease (increase) in assets:
Accounts receivable	(68)	—	57	37	(98)
Inventories	6	(39)	(95)	(22)	(216)
Others	(36)	(44)	(76)	(9)	(78)
Increase (decrease) in liabilities:
Suppliers	59	26	288	(18)	230
Payroll and related charges	(17)	27	22	(25)	28
Income Tax	0	370	(22)	0	348
Others	69	96	(126)	94	105
Net cash provided by operating activities	514	1,103	1,071	1,757	3,471
Cash flows from investing activities:
Loans and advances receivable	(56)	(9)	(14)	(51)	36
Guarantees and deposits	(13)	(48)	(21)	(99)	(111)
Additions to investments	1	(4)	(15)	(68)	(34)
Additions to property. plant and equipment	(594)	(348)	(877)	(1,543)	(2,022)
Proceeds from disposals of investment	83	415	164	83	579
Proceeds from disposals of property. plant and equipment	—	4	7	58	11
Net cash used to acquire subsidiaries	—	—	—	(380)	0
Net cash used in investing activities	(579)	10	(756)	(2,000)	(1,541)
Cash flows from financing activities:
Short-term debt. net issuances (repayments)	(1)	40	(100)	(38)	(60)
Loans	22	13	(18)	46	(6)
Long-term debt	41	43	116	1,039	1,051
Repayments of long-term debt	(351)	(225)	(390)	(770)	(1,286)
Interest attributed to stockholders	(427)	—	(518)	(675)	(787)
Net cash used in financing activities	(716)	(129)	(910)	(398)	(1,088)
Increase (decrease) in cash and cash equivalents	(781)	984	(595)	(641)	842
Effect of exchange rate changes on cash and cash equivalents	26	(104)	(95)	135	(204)
Initital cash in new consolidated subsidiaries	0	0	0	0	26
Cash and cash equivalents. beginning of period	1,340	1,059	1,939	1,091	585
Cash and cash equivalents. end of period	585	1,939	1,249	585	1,249
Cash paid during the period for:
Interest on short-term debt	0	0	(3)	(7)	(5)
Interest on long-term debt	(38)	(82)	(82)	(178)	(295)
Income tax	(16)	—	(108)	(55)	(108)
Non-cash transactions
Conversion of loans receivable to investments	(91)	(43)	(67)	(187)	(192)
Income tax paid with credits	—	—	0	0	(81)
Interest capitalized	(6)	(11)	(9)	(19)	(31)

4Q04

US GAAP

APPENDIX

Reconciliation of “non-GAAP” information with corresponding US GAAP figures

(1) Adjusted EBIT

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Net operating revenues	1,638	2,173	2,317	5,350	8,066
COGS	(1,005)	(1,053)	(1,208)	(3,128)	(4,081)
SG&A	(97)	(112)	(133)	(265)	(452)
Research & development	(37)	(36)	(67)	(82)	(153)
Other operating expenses	(107)	(86)	(87)	(231)	(257)
Adjusted EBIT	392	886	822	1,644	3,123

(2) Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

RECONCILIATION BETWEEN ADJUSTED EBITDA VS, OPERATING CASH FLOW

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Operating cash flow	514	1,103	1,071	1,763	3,471
Income tax	0	285	0	94	423
Income tax paid	(10)	—	10	(4)	10
Monetary and foreign exchange losses	4	41	(169)	140	(177)
Financial expenses	61	113	179	196	496
Net working capital	(13)	(436)	(48)	(59)	(319)
Others	12	(99)	(42)	(1)	(182)
Adjusted EBITDA	568	1,007	1,001	2,129	3,722

(3) Gross debt / last 12 months adjusted EBITDA

	4Q03	3Q04	4Q04	2003	2004
Total debt / adjusted LTM EBITDA (x)	1.89	1.34	1.10	1.89	1.10
Total debt / LTM operating cash flow (x)	2.26	1.51	1.18	2.26	1.18

4Q04

US GAAP

(4) Net debt

RECONCILIATION BETWEEN GROSS DEBT VS, NET DEBT

					US$ million
	4Q03	3Q04	4Q04	2003	2004
Gross debt	4,028	4,418	4,088	4,028	4,088
Cash and cash equivalents	585	1,939	1,249	585	1,249
Net debt	3,443	2,479	2,839	3,443	2,839

(5) Total debt / enterprise value

	4Q03	3Q04	4Q04	2003	2004
Total debt / EV (x)	15.98	16.16	11.77	15.98	11.77
Total debt / total assets (x)	35.23	30.01	26.01	35.23	26.01

Entreprise Value = net debt + market capitalization

(6) Adjusted LTM EBITDA / LTM interest expenses

	4Q03	3Q04	4Q04	2003	2004
Adjusted LTM EBITDA / LTM interest expenses (x)	11.51	13.00	12.41	11.51	12.41
LTM operating income / LTM interest expenses (x)	8.89	10.64	10.41	8.89	10.41

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

4Q04

Financial Statements - 2004

USGAAP

Filed at CVM and SEC on 03/21/05

Gerência Geral de Controladoria - GECOL

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3

Consolidated Statements of Income for the three-month periods ended December 31, 2004, September 30, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002	F-5

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2004, September 30, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002	F-6

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2004, September 30, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002
F-7

Notes to the Consolidated Financial Statements	F-8

Supplemental Financial Information	S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$ 376 million at December 31, 2003 and equity in earnings of US$157 million and US$60 million for 2003 and 2002, respectively. Also, we did not audit the financial statements of certain majority-owned subsidiaries as at and for the years ended December 31, 2003, which statements reflect total assets of US$1,352 million at December 31, 2003 and total revenues of US$839 million and US$426 million for 2003 and 2002, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports there on have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above. The financial information relating to quarterly consolidated statements of income, of cash flows, of changes in stockholders’ equity and related explanatory notes included in the consolidated financial statements have not been audited by us.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro,Brazil
March 21, 2005

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2004	2003
Assets

Current assets

Cash and cash equivalents	1,249	585
Accounts receivable
Related parties	124	115
Unrelated parties	905	703
Loans and advances to related parties	56	56
Inventories	849	505
Deferred income tax	203	91
Recoverable taxes	285	214
Others	219	205

	3,890	2,474

Property, plant and equipment, net	9,063	6,484

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,159	1,034

Other assets
Goodwill on acquisition of subsidiaries	486	451
Loans and advances
Related parties	55	40
Unrelated parties	56	68
Prepaid pension cost	170	82
Deferred income tax	70	234
Judicial deposits	531	407
Unrealized gain on derivative instruments	4	5
Others	231	155

	1,603	1,442

TOTAL	15,715	11,434

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	As of December 31,
	2004	2003
Liabilities and stockholders’ equity

Current liabilities

Suppliers	689	482
Payroll and related charges	141	78
Interest attributed to stockholders	11	118
Current portion of long-term debt - unrelated parties	730	1,009
Short-term debt	74	129
Loans from related parties	52	119
Provision for income taxes	433	21
Others	325	297

	2,455	2,253

Long-term liabilities
Employees post-retirement benefits	215	198
Long-term debt - unrelated parties	3,214	2,767
Loans from related parties	18	4
Provisions for contingencies (Note 18)	914	635
Unrealized loss on derivative instruments	236	96
Others	484	268

	5,081	3,968

Minority interests	788	329

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739 issued	1,176	1,055
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	2,121	1,902
Treasury stock - 11,951 (2003 - 12,549) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(3,774)	(4,375)
Appropriated retained earnings	4,143	3,035
Unappropriated retained earnings	3,315	2,857

	7,391	4,884

TOTAL	15,715	11,434

See notes to consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three months ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2004	30, 2004	31, 2003	2004	2003	2002
	(unaudited)
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	1,834	1,725	1,244	6,333	4,060	3,342
Revenues from logistic services	234	232	192	877	604	458
Aluminum products	354	327	254	1,250	852	462
Other products and services	6	3	—	19	29	20

	2,428	2,287	1,690	8,479	5,545	4,282
Taxes on revenues	(111)	(114)	(52)	(413)	(195)	(159)

Net operating revenues	2,317	2,173	1,638	8,066	5,350	4,123

Operating costs and expenses
Cost of ores and metals sold	(840)	(751)	(670)	(2,881)	(2,066)	(1,579)
Cost of logistic services	(155)	(126)	(138)	(513)	(370)	(252)
Cost of aluminum products	(210)	(174)	(194)	(674)	(678)	(412)
Others	(3)	(2)	(3)	(13)	(14)	(20)

	(1,208)	(1,053)	(1,005)	(4,081)	(3,128)	(2,263)
Selling, general and administrative expenses	(133)	(112)	(97)	(452)	(265)	(224)
Research and development	(67)	(36)	(37)	(153)	(82)	(50)
Employee profit sharing plan	(22)	(17)	(9)	(69)	(32)	(38)
Others	(65)	(69)	(98)	(188)	(199)	(119)

	(1,495)	(1,287)	(1,246)	(4,943)	(3,706)	(2,694)

Operating income	822	886	392	3,123	1,644	1,429

Non-operating income (expenses)
Financial income	41	10	18	82	102	127
Financial expenses	(258)	(165)	(122)	(671)	(351)	(375)
Foreign exchange and monetary gains (losses), net	275	77	(8)	65	242	(580)
Gain on sale of investments	90	314	17	404	17	—

	148	236	(95)	(120)	10	(828)

Income before income taxes, equity results and minority interests	970	1,122	297	3,003	1,654	601

Income taxes
Current	(10)	(285)	10	(433)	(90)	(12)
Deferred	(386)	61	(76)	(316)	(207)	161

	(396)	(224)	(66)	(749)	(297)	149

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	179	127	88	542	306	(87)
Minority interests	(32)	(82)	(49)	(223)	(105)	17

Income from continuing operations	721	943	270	2,573	1,558	680

Change in accounting practice for asset retirement obligations (Note 4)	—	—	—	—	(10)	—

Net income	721	943	270	2,573	1,548	680

Basic and diluted earnings per Preferred Class A Share	0.63	0.82	0.23	2.23	1.34	0.59

Basic and diluted earnings per Common Share	0.63	0.82	0.23	2.23	1.34	0.59

Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	735,804	735,804	735,804	749,592
Preferred Class A shares	415,716	415,716	415,714	415,716	415,714	405,126

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three months ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2004	30, 2004	31, 2003	2004	2003	2002
	(unaudited)
Cash flows from operating activities:
Net income	721	943	270	2,573	1,548	680
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	119	102	78	399	238	214
Dividends received	60	19	59	200	197	91
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(179)	(127)	(88)	(542)	(306)	87
Deferred income taxes	386	(61)	76	316	207	(161)
Provisions for contingencies	42	53	30	137	9	53
Impairment of property, plant and equipment	4	7	39	34	51	62
Gain on sale of investments	(90)	(314)	(17)	(404)	(17)	—
Change in accounting practice for asset retirement obligations (Note 4)	—	—	—	—	10	—
Foreign exchange and monetary losses (gains)	(106)	(118)	4	112	(382)	1,031
Unrealized derivative losses, net	66	36	20	134	43	83
Minority interests	32	82	49	223	105	(17)
Interest payable, net	38	42	43	93	24	—
Others	(70)	3	(62)	(123)	(27)	57
Decrease (increase) in assets:
Accounts receivable	57	—	(68)	(98)	37	(123)
Inventories	(95)	(39)	6	(216)	(22)	(69)
Others	(76)	(44)	(36)	(78)	(9)	(105)
Increase (decrease) in liabilities:
Suppliers	288	26	59	230	(18)	102
Payroll and related charges	22	27	(17)	28	(25)	23
Income taxes	(22)	370	—	348	—	—
Others	(126)	96	69	105	94	94

Net cash provided by operating activities	1,071	1,103	514	3,471	1,757	2,102

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(21)	(6)	(65)	(33)	(157)	(101)
Repayments	5	—	9	51	71	75
Others	2	(3)	—	18	35	20
Guarantees and deposits	(21)	(48)	(13)	(111)	(99)	(78)
Additions to investments	(15)	(4)	1	(34)	(68)	(1)
Additions to property, plant and equipment	(877)	(348)	(594)	(2,022)	(1,543)	(766)
Proceeds from disposal of investments	164	415	83	579	83	—
Proceeds from disposals of property, plant and equipment	7	4	—	11	58	7
Cash used to acquire subsidiaries, net of cash acquired	—	—	—	—	(380)	(45)

Net cash provided by (used in) investing activities	(756)	10	(579)	(1,541)	(2,000)	(889)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(100)	40	(1)	(60)	(38)	(345)
Loans
Related parties
Additions	—	15	24	21	72	54
Repayments	(18)	(2)	(2)	(27)	(26)	(75)
Issuances of long-term debt
Related parties	20	—	12	20	14	17
Others	96	43	29	1,031	1,025	698
Repayments of long-term debt
Related parties	—	(3)	—	(3)	(4)	(15)
Others	(390)	(222)	(351)	(1,283)	(766)	(330)
Interest attributed to stockholders	(518)	—	(427)	(787)	(675)	(602)

Net cash used in financing activities	(910)	(129)	(716)	(1,088)	(398)	(598)

Increase (decrease) in cash and cash equivalents	(595)	984	(781)	842	(641)	615
Effect of exchange rate changes on cash and cash equivalents	(95)	(104)	26	(204)	135	(641)
Initial cash in new consolidated subsidiary	—	—	—	26	—	—
Cash and cash equivalents, beginning of period	1,939	1,059	1,340	585	1,091	1,117

Cash and cash equivalents, end of period	1,249	1,939	585	1,249	585	1,091

Cash paid during the period for:
Interest on short-term debt	(3)	—	—	(5)	(7)	(46)
Interest on long-term debt	(82)	(82)	(38)	(295)	(178)	(157)
Income tax	(108)	—	(16)	(108)	(55)	(12)
Non-cash transactions
Conversion of loans to investments	(67)	(43)	(91)	(192)	(187)	(55)
Income tax paid with credits	—	—	—	(100)	(81)	—
Interest capitalized	(9)	(11)	(6)	(31)	(19)	(27)

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three months ended (unaudited)			Year ended December 31,
	December 31,	September 30,	December 31,
	2004	2004	2003	2004	2003	2002
	(unaudited)
Preferred class A stock (including one special share)
Beginning of the period	1,176	1,176	1,055	1,055	904	820
Transfer from appropriated retained earnings	—	—	—	121	151	84

End of the period	1,176	1,176	1,055	1,176	1,055	904

Common stock
Beginning and end of the period	2,121	2,121	1,902	1,902	1,630	1,479
Transfer from appropriated retained earnings	—	—	—	219	272	151

End of the period	2,121	2,121	1,902	2,121	1,902	1,630

Treasury stock

Beginning and end of the period	(88)	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(4,296)	(4,757)	(4,473)	(4,449)	(5,185)	(3,475)
Change in the period	427	461	24	580	736	(1,710)

End of the period	(3,869)	(4,296)	(4,449)	(3,869)	(4,449)	(5,185)

Unrealized gain on available-for-sale securities
Beginning of the period	82	61	14	74	—	—
Change in the period	13	21	60	21	74	—

End of the period	95	82	74	95	74	—

Adjustments relating to investments in affiliates
Beginning of the period	—	—	10	—	10	10
Transfer to retained earnings	—	—	(10)	—	(10)	—

Beginning and end of the period	—	—	—	—	—	10

Total other cumulative comprehensive deficit	(3,774)	(4,214)	(4,375)	(3,774)	(4,375)	(5,175)

Appropriated retained earnings
Beginning of the period	2,719	2,501	2,251	3,035	2,230	3,212
Transfer (to) from retained earnings	1,424	218	784	1,448	1,228	(747)
Transfer to capital stock	—	—	—	(340)	(423)	(235)

End of the period	4,143	2,719	3,035	4,143	3,035	2,230

Unappropriated retained earnings
Beginning of the period	4,268	3,667	3,472	2,857	3,288	2,184
Net income	721	943	270	2,573	1,548	680
Interest attributed to stockholders
Preferred class A stock	(90)	(45)	(40)	(241)	(275)	(117)
Common stock	(160)	(79)	(71)	(426)	(486)	(206)
Appropriation (to) from reserves	(1,424)	(218)	(774)	(1,448)	(1,218)	747

End of the period	3,315	4,268	2,857	3,315	2,857	3,288

Total stockholders’ equity	7,391	6,480	4,884	7,391	4,884	3,287

Comprehensive income (deficit) is comprised as follows:
Net income	721	943	270	2,573	1,548	680
Cumulative translation adjustments	427	461	24	580	736	(1,710)
Unrealized gain (loss) on available-for-sale securities	13	21	60	21	74	—

Total comprehensive income (deficit)	1,161	1,425	354	3,174	2,358	(1,030)

Shares
Preferred class A stock (including three special share)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739

Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429

Treasury stock (1)
Beginning of the period	(14,157,477)	(14,158,059)	(14,158,059)	(14,158,059)	(14,158,953)	(14,145,783)
Acquisitions	—	—	—	—	—	(13,170)
Sales	16	582	—	598	894	—

End of the period	(14,157,461)	(14,157,477)	(14,158,059)	(14,157,461)	(14,158,059)	(14,158,953)

	1,151,519,707	1,151,519,691	1,151,519,109	1,151,519,707	1,151,519,109	1,151,518,215

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.22	0.11	0.10	0.58	0.66	0.28
Common stock	0.22	0.11	0.10	0.58	0.66	0.28

(1)	As of December 31, 2004, 14,145,510 common shares and 11,951 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares guarantee a loan to our subsidiary Alunorte.

Notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1  The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 13.

The main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. - Alunorte (Alunorte)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. - Albras (Albras) (8)	51	51	Brazil	Aluminum
CADAM S.A. (CADAM) (2) (4)	37	100	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	100	Brazil	Forestry
CVRD Overseas Ltd.	100	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. - ITACO	100	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (5)	100	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR (4) (7)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A.	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A. (6)	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe - RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and Manganese

(1)	Development stage companies
(2)	Through Caemi Mineração e Metalurgia S.A. Caemi holds 61.48% of the total capital and 100% of the voting capital of Cadam. CVRD holds 60.2% of the total capital and 100% of the voting capital of Caemi.
(3)	Merged with CVRD on August 29, 2003
(4)	Consolidated as from September 2003
(5)	Merged with CVRD on December 30, 2003
(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.
(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
(8)	Consolidated as from January 1, 2004 (See Note 4)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally variable interest entities in which are the primary beneficiary (Note 4(b)) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 13).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our condensed consolidated interim financial information for the three-month periods ended December 31, 2004, September 30, 2004, and December 31, 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. Certain interim footnotes have been excluded due of the inclusion of the footnote for the annual information.

3	Summary of significant accounting policies

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations; actual results may vary from our estimates.

(a)	Basis of presentation

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.

The U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 – “Foreign Currency Translation” (SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian Reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into Reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.6544 and R$2.8892 to US$1.00 at December 31, 2004 and 2003, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction gain (loss) included in our statement of income was US$65, US$242 and (US$580) in 2004, 2003 and 2002, respectively, included within the line “Foreign exchange and monetary losses, net”.

(b)	Business combinations

We adopt the procedures determined by SFAS 141 – “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets, which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 — “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is no longer amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

(c)	Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(d)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight -line basis at annual rates which take into consideration the useful lives of the items, such as: from 2% to 20% for the railroads, 5% for ships, 3% for buildings, from 2% to 5% for installations and from 5% to 20% for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until economic viability of mining activities is established; subsequently such costs are capitalized together with further exploration costs. We capitalize mine development costs as from the time we actually begin such development.

(e)	Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them, net of tax effects, as a separate component of stockholders’ equity until realized.

(f)	Revenues and expenses

Revenues are recognized when title has transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated. Expenses and costs are recognized on the accrual basis.

(g)	Environmental and site reclamation and restoration costs

Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities. With respect to our major iron ore mine at Carajás, which has extensive remaining reserves, liabilities for final site reclamation and restoration costs will be recorded when the respective reclamation and restoration strategies can be reasonably determined and the related costs can be reasonably estimated.

(h)	Compensated absences

We fully accrue the employees’ compensation liability for vacations vested during the year.

(i)	Income taxes

In accordance with SFAS 109 — “Accounting for Income Taxes”, the deferred tax effects of tax loss carryforwards and temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(j)	Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

(k)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(l)	Interest attributed to stockholders

As from January 1, 1996 Brazilian corporations are permitted to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the stockholders relative to interest at the rate of 15%.

Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (Note 16). Accordingly such distributions are treated as dividends for accounting purposes.

We have opted to pay such tax -deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2004, 2003 and 2002, with a direct charge to stockholders’ equity.

(m)	Derivatives and hedging activities

As of January 1, 2001 we adopted SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge.

(n)	Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 — “Reporting Comprehensive Income”.

(o)	Reclassification

Certain minor reclassifications have been made to the financial statements for 2003 and 2002 to make them comparable with the 2004 presentation.

(p)	Stockpiled inventory

We classify proven and probable reserve quantities attributable to stockpiled inventory as inventory and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

(q)	Removal of waste materials to access mineral deposits

During the development of a mine, before production commences, stripping costs (i.e., the costs associated with the removal of overburden and other waste materials) are capitalized as part of the depreciable cost of building and constructing the mine. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are recorded as cost of sales when incurred.

4	Change in accounting practice

(a) 2003 – SFAS 143

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional US$26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of US$11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of US$10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax (US$15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

(b)	2004 – FIN 46R

As from January 1, 2004 we have consolidated Albras based on our 51% interest in that entity under FASB Interpretation (FIN) “Consolidation of Variable Interest Entities (revised December 2003)”. Albras is an Aluminum company with revenues of US$707 and total assets of US$805 for the year ended December 31, 2004 which sells all of its output to its shareholders based in its participation.

Albras purchases its principal raw material, alumina, from Alunorte and obtains financing principally from CVRD and its subsidiaries. None of Albras or CVRD’s assets guarantee Albras’ obligations except for industrial property, plant and equipment of US$316 given in guarantee of US$192 of third party basis but CVRD has provided financial guarantees for Albras financings. Had Albras been consolidated at and for the year ended December 31, 2003 CVRD’s consolidated statement of income would have been as follows:

	2003
			Pro Forma
	CVRD	Albras	(unaudited)
Net revenues	5,350	165	5,515
Cost of sales	(3,128)	58	(3,070)
Operating costs	(578)	(16)	(594)
Non-operating income (expense)	10	34	44
Income taxes	(297)	(36)	(333)
Equity in results of affiliates and joint ventures	306	(105)	201
Change in accounting practice	(10)	—	(10)
Minority interests	(105)	(100)	(205)

Net income	1,548	—	1,548

5	Recently-issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. We do not currently provide any share-based payments to employees or non-employees.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for 2005. Also, this Statement requires that allocation of fixed production overheads to inventories by June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. We are analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance, of proposed FSP EITF Issue 03-1a. We do not expect EITF Issue No. 03-01 to have any impact on its financial position, results of operations or cash flows.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has

(1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company;

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. We do not expect that this consensus will have any impact on its calculation of Basic and Diluted EPS.

6	Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

•	Preferred Special Share. The Brazilian Government holds three preferred special shares of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

•	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 18(f)).

7	Major acquisitions and disposals during the years presented

We made the following acquisitions during the periods presented. Pro forma information with respect to our acquisitions of the control of Alunorte in June 2002 and Caemi in September 2003 is shown in items (b) and (c) below:

(a)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. — ITACO, we acquired common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from a wholly-owned subsidiary of Mitsui & Co., Ltd. (Mitsui) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and was accounted for as an equity investee up to September 2, 2003 (see below).

This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. On December 31, 2003 Caemi sold its holding of QCM ´s common shares to the Quebec Provincial Government for the symbolic amount of 100 Canadian dollars and converted loans to QCM of 20 million Canadian dollars into preferred stock with no voting rights (other than on matters required by law). Caemi will continue to guarantee certain financings of QCM until 2007 and has undertaken to provide further financial support to QCM, if necessary, in the form of subordinated loans up to 2010, limited to 34.5 million Canadian dollars (equivalent to US$27 at December 31, 2004 ). The fair value of this commitment has been fully provided.

CVRD and Mitsui, each of which held 50% of Caemi’s common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

On September 2, 2003 we acquired a further 43.37% of the capital of Caemi for US$426, increasing our total participation to 60.23%. Caemi has been consolidated as from this date.

The acquisition cost of the 43.37% of Caemi, net of cash acquired, was as follows:

September 2, 2003
Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426

Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

Caemi Pro forma

The unaudited condensed pro forma statement of income below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2002 (instead of the 16.86% equity investment previously held, being 16.82% initially acquired and 0.04% purchased subsequently).

	2003			2002
		Pre-
	CVRD	acquisition		CVRD
	Consolidated	CAEMI (1)	Pro Forma	Consolidated	CAEMI (2)	Pro Forma
			(unaudited)			(unaudited)
Net operating revenues	5.350	424	5.774	4.123	572	4.695

Operating costs and expenses	(3.706)	(343)	(4.049)	(2.694)	(545)	(3.239)

Operating income (loss)	1.644	81	1.725	1.429	27	1.456
Non-operating income (expenses)	10	16	26	(828)	(101)	(929)

Income before income taxes, equity results and minority interests	1.654	97	1.751	601	(74)	527
Income taxes	(297)	(41)	(338)	149	12	161
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	306	(20)	286	(87)	(2) (3)	(89)
Minority interests	(105)	18	(87)	17	64	81

Income from continuing operations	1.558	54	1.612	680	—	680
Change in accounting practice for asset retirement obligations	(10)	—	(10)	—	—	—

Net income	1.548	54	1.602	680	—	680

(1)	Period from January to August, 2003 (Consolidated as from September 2003).
(2)	Period from January to December, 2002, net of consolidation adjustments.
(3)	Includes elimination of Caemi equity investment write-down based on quoted market price - US$86.

(b)	On June 27, 2002 we acquired a further 12.62% of the capital of ALUNORTE for US$42, increasing our participation to 57.03% (represented by 62.09% of total common stock and 19.05% of total preferred stock). ALUNORTE has been consolidated as from this date.

Unaudited pro forma information with respect to the effect on our consolidated statements of income, reflecting the consolidation of ALUNORTE as if control has been acquired as at January 1, 2002 is as follows:

	2002
			Pro Forma
	CVRD Consolidated	ALUNORTE	(unaudited)
Net operating revenues	4.123	138	4.261

Operating costs and expenses	(2.694)	(151)	(2.845)

Operating income	1.429	(13)	1.416
Non-operating income (expenses)	(828)	(38)	(866)

Income before income taxes, equity results and minority interests	601	(51)	550
Income taxes	149	—	149
Equity in results of affiliates and joint ventures	(28)	23	(5)
Change in provision for losses on equity investments	(59)	—	(59)
Minority interests	17	28	45

Net income	680	—	680

(c)	On October 10, 2003, the subsidiary Companhia Paulista de Ferro Ligas (CPFL) finalized the sale of its shares in Fertilizantes Fosfatados S.A. (Fosfértil) to Bunge Fertilizantes S.A. for US$84. The profit on the operation was US$61.

(d)	On November 7, 2003 we sold our investment in Companhia Ferroviária do Nordeste (CFN) to CSN for a symbolic amount, recording a loss on this transaction of US$44.

(e)	On July 30, 2004 we sold part of our stake in Companhia Siderúrgica de Tubarão – CST representing 4.42% of the voting capital and 29.96% of the non-voting capital for US$415. In December 2004 we concluded the sale of our remaining 20.51% voting capital interest for US$163. The profit on the transaction was US$314 and US$90, respectively.

8	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three months ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2004	30, 2004	31, 2003	2004	2003	2002

Income before income taxes, equity results and minority interests	970	1,122	297	3,003	1,654	601

Federal income tax and social contribution expense at statutory enacted rates	(330)	(381)	(101)	(1,021)	(562)	(204)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	65	50	42	214	271	99
Exempt foreign income (expenses)	69	143	(26)	247	(59)	196
Difference on tax basis of equity investees	(135)	(75)	(56)	(240)	(56)	20
Tax effect related to provision for losses and write-downs	—	—	—	—	—	29
Tax incentives	9	32	12	53	60	4
Valuation allowance reversal (provision)	6	19	40	77	53	(12)
Non-taxable losses on derivative	(57)	—	—	(57)	—	—
Other non-taxable gains (losses)	(23)	(12)	23	(22)	(4)	17

Federal income tax and social contribution expense in consolidated statements of income	(396)	(224)	(66)	(749)	(297)	149

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina in Alunorte. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relative to potash expires in 2013 while incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31
	2004	2003
Current deferred tax assets
Accrued expenses deductible only when disbursed	110	91
Interest attributed to stockholders	93

	203	91

Long-term deferred tax assets and liabilities
Assets
Deferred tax relative to temporary differences	—	3
Tax deductible goodwill in business combinations	10	79
Related to provision for losses and write-downs of investments	51	149
Employees post retirement benefits provision	83	73
Tax loss carryforwards	235	132
Other temporary differences	19	206

	398	642

Liabilities
Inflationary income	(23)	(26)
Relative to investments acquired	(115)	(202)
Prepaid retirement benefit	(58)	(28)
Fair value adjustments in business combinations	(55)	(40)

	(251)	(296)

Valuation allowance
Beginning balance	(112)	(230)
Translation adjustments	(42)	(37)
Business acquisition, sales and others	—	102
Change in allowance	77	53

Ending balance	(77)	(112)

Net long-term deferred tax assets	70	234

9	Cash and cash equivalents

	As of December 31
	2004	2003
Cash	123	88
Deposits in local currency	385	267
Deposits in United States dollars	741	230

	1,249	585

10	Accounts receivable

	As of December 31
	2004	2003
Customers
Domestic	236	195
Export, all denominated in
United States dollars	847	665

	1.083	860
Allowance for doubtful accounts	(37)	(30)
Allowance for ore weight credits	(17)	(12)

Total	1.029	818

Accounts receivable from customers in the steel industry represent 29.2% and 27.5% of domestic receivables and export receivables represent 82.0% and 88.1% at December 31, 2004 and 2003, respectively.

No single customer accounted for more than 10% of total revenues in any of the years presented.

11	Inventories

	As of December 31
	2004	2003
Finished products
Iron ore and pellets	205	146
Manganese and ferroalloys	156	78
Alumina	20	20
Aluminum	54	—
Kaolin	17	16
Others	11	8
Spare parts and maintenance supplies	386	237

	849	505

12	Property, plant and equipment

a)	By business area:

	As of December 31, 2004			As of December 31, 2003
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous
Ferrous - Southern System
Mining	2,397	963	1,434	2,196	812	1,384
Railroads	1,047	447	600	866	389	477
Marine terminals	326	153	173	183	87	96

	3,770	1,563	2,207	3,245	1,288	1,957

Ferrous - Northern System
Mining	804	318	486	676	277	399
Railroads	1,072	446	626	924	376	548
Marine terminals	270	100	170	196	85	111

	2,146	864	1,282	1,796	738	1,058

Pelletizing	430	160	270	382	133	249
Ferroalloys	362	197	165	273	153	120
Energy	198	18	180	128	11	117
Construction in progress	1,546	—	1,546	914	—	914

	8,452	2,802	5,650	6,738	2,323	4,415

Non-Ferrous

Copper	578	71	507	—	—	—
Potash	65	30	35	54	22	32
Gold	6	2	4	27	25	2
Kaolin	254	97	157	220	75	145
Research and projects	33	19	14	86	62	24
Construction in progress	731	—	731	797	—	797

	1,667	219	1,448	1,184	184	1,000

Logistics
General cargo	769	232	537	575	188	387
Maritime transportation	31	8	23	8	6	2
Construction in progress	114	—	114	35	—	35

	914	240	674	618	194	424

Holdings
Aluminum	1,317	445	872	545	92	453
Others	1	—	1	2	1	1
Construction in progress	230	—	230	111	—	111

	1,548	445	1,103	658	93	565

Corporate Center
Corporate	68	43	25	67	28	39
Construction in progress	163	—	163	41	—	41

	231	43	188	108	28	80

Total	12,812	3,749	9,063	9,306	2,822	6,484

b)	By type of assets:

	As of December 31, 2004			As of December 31, 2003
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land and buildings	991	396	595	749	303	446
Installations	3,600	1,262	2,338	2,466	932	1,534
Equipment	1,218	574	644	883	405	478
Railroads	2,091	884	1,207	1,741	756	985
Mine development costs	1,345	150	1,195	931	123	808
Others	783	483	300	638	303	335

	10,028	3,749	6,279	7,408	2,822	4,586
Construction in progress	2,784	—	2,784	1,898	—	1,898

Total	12,812	3,749	9,063	9,306	2,822	6,484

Losses on disposals and impairments of property, plant and equipment totaled US$34, US$51 and US$62 in 2004, 2003 and 2002, respectively. Disposals and impairments mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

In 2002 we sold certain forestry assets of our subsidiary Florestas Rio Doce S.A. for US$59 and recorded a gain on this sale of US$49. In 2003 we sold a gold mining operation for US$ 21 the equivalent to its book value.

(c)	Hydroelectric projects

We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and are entitled to our proportionate share of the energy produced. We record our proportion of these assets as property, plant and equipment.

The situation of these projects at December 31, 2004 is as follows:

	Date of			Our share	Our share of		Our share of
	completion /	Our	Plant in	of plant in	accumulated	Plant under	plant under
	expected	interest	service	service	depreciation	construction	construction
Project	completion	%	$	$	$	$	$
Igarapava	September, 1999	38.1	148	56	(11)	—	—
Porto Estrela	November, 2001	33.3	63	21	(2)	—	—
Funil	January, 2003	51.0	129	66	(4)	—	—
Candonga	September, 2004	50.0	110	55	(1)	—	—
Aimorés	July, 2005	51.0	—	—	—	237	121
Capim Branco I	2006	48.4	—	—	—	69	33
Capim Branco II	2006	48.4	—	—	—	27	13
Foz do Chapecó	—	40.0	—	—	—	4	2
Estreito	—	30.0	—	—	—	7	2

Income and expenses relating to operating plants are not material.

13	Investments in affiliated companies and joint ventures

	December 31,
																			Quoted
	2004				Investments		Equity Adjustments						Dividends received						market
																			Decem-
				Net			Three months ended (unaudited)			Year ended December 31,			Three months ended (unaudited)			Year ended December 31,			ber 31,
				income
	Participation in		Net	for the			December	September	December				December	September	December
	capital (%)		equity	period	2004	2003	31, 2004	30, 2004	31, 2003	2004	2003	2002	31, 2004	30, 2004	31, 2003	2004	2003	2002	2004
	voting	total						Unaudited						(unaudited)
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	1,223	995	140	31	62	18	—	114	34	(15)	—	—	—	13	3	4	483
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	86	15	9	19	102	45	19	—	—	17	—	52	4	N/A
California Steel Industries Inc. — CSI	50.00	50.00	298	109	149	103	18	23	2	55	2	19	7	—	—	9	5	9	—
SIDERAR (cost $15) — available for sale investment	4.85	4.85	—	—	110	89	—	—	—	—	—	—	—	—	—	—	—	—	110

					399	309	95	50	21	271	81	23	7	—	17	22	60	17	593

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	427	142	171	168	16	16	12	57	33	38	13	—	11	54	27	31	—
Valesul Alumínio S.A. — VALESUL (6)	54.51	54.51	101	26	55	49	3	4	2	14	10	14	3	—	6	12	9	6	—
Alumínio Brasileiro S.A. — ALBRAS	51.00	51.00	—	—	—	112	—	—	10	—	104	—	—	—	—	—	—	—	—
Alumínio Brasileiro S.A. — ALBRAS — change in provision for losses					—	—	—	—	—	—	—	10	—	—	—	—	—	—	—
Alumina do Norte do Brasil S.A. — ALUNORTE (4)	62.09	57.03	—	—	—	—	—	—	—	—	—	(23)	—	—	—	—	—	—	—

					226	329	19	20	24	71	147	39	16	—	17	66	36	37	—

Ferrous
Caemi Mineração e Metalurgia S.A. (3)	100.00	60.23	—	—	—	—	—	—	—	—	23	(102)	—	—	—	—	—	3	N/A
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (6)	51.11	51.00	60	25	30	18	4	3	—	13	3	4	—	—	—	—	—	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (6)	51.00	50.89	50	17	26	17	3	2	—	9	3	5	1	—	—	1	2	2	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	25	21	13	1	4	4	1	11	1	(2)	—	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO - change in provision for losses					—	—	—	—	8	—	17	(15)	—	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (6)	51.00	50.90	36	12	18	11	2	1	—	6	3	5	—	—	—	—	1	4	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	90	32	45	40	6	4	3	16	12	5	4	—	—	11	9	6	—
SAMARCO Mineração S.A. — SAMARCO (5)	50.00	50.00	441	233	261	221	37	35	12	117	70	28	32	19	25	100	78	17	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	36	(6)	18	15	(1)	—	—	(3)	2	4	—	—	—	—	1	1	—
Others	—	—	—	—	24	21		1	(1)	1	(1)	2		—	—		—	—	—

					435	344	55	50	23	170	133	(66)	37	19	25	112	91	35	—

Logistics
Companhia Ferroviária do Nordeste — CFN — change in provision for losses (2)	—	—	—	—	—	—	—	—	—	—	(3)	(4)	—	—	—	—	—	—	—
Ferroban — Ferrovias Bandeirantes S.A. — change in provision for losses	—	—	—	—	1	1	—	—	—	—	—	(1)	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (3)	—	—	—	—	—	—	—	—	—	—	(93)	(42)	—	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	78	39	11	8	37	33	39	(20)	—	—	—	—	—	—	—
MRS Logística S.A. — change in provision for losses	—	—	—	—	—	—	—	—	—	—	6	(7)	—	—	—	—	—	—	—
Sepetiba Tecon S.A. — change in provision for losses	—	—	—	—	—	—	—	—	(1)	—	(1)	(9)	—	—	—	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—		4		—	—		—	(5)		—

					79	44	11	8	36	33	(52)	(88)	—	—	—	—	—	—	—

Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. — FOSFERTIL (2)			—	—	—	—	—	—	(9)	—	1	8	—	—	—	—	9	2	—
Others	—	—	—	—	20	8	(1)	(1)	(7)	(3)	(4)	(3)	—	—	—	—	1	—	—

					20	8	(1)	(1)	(16)	(3)	(3)	5	—	—	—	—	10	2	—

Total					1,159	1,034	179	127	88	542	306	(87)	60	19	59	200	197	91	593

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 5.17% of CST’s total capital for US$60. During 2004 CVRD sold its interest in CST (Note 7(e));
(2)	Investment sold in 2003;
(3)	Consolidated as from September 2003, after acquisition of control;
(4)	Consolidated as from June 30, 2002, after acquisition of control;
(5)	Investment includes goodwill of US$37 and US$30 in 2004 and 2003, respectively.
(6)	CVRD held more than a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority shareholders under shareholders agreements.

14	Short-term debt

Our short-term borrowings are from commercial banks and relate export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 2.33%, 3.19% and 3.97% at 2004, 2003 and 2002, respectively.

15	Long-term debt

	As of December 31
	Current liabilities		Long-Term liabilities
	2004	2003	2004	2003
Foreign debt
Loans and financing contracted in the following currencies:
United States dollars	376	470	1.179	1.151
Japanese Yen	1	30	2	2
Others	3	3	23	25
Fixed Rate Notes - US$ denominated	—	300	913	600
Securitization of export receivables - US$ denominated	55	44	425	481
Perpetual notes	—	—	65	65
Accrued charges	61	54	—	—

	496	901	2.607	2.324

Local debt
Indexed by Long-Term Interest Rate - TJLP	22	10	89	88
Indexed by General Price Index-Market (IGPM)	21	16	14	19
Basket of currencies	7	30	17	23
Non-convertible debentures	—	—	117	90
Indexed by U.S. dollars	166	33	368	221
Accrued charges	18	19	2	2

	234	108	607	443

Total	730	1.009	3.214	2.767

     The long-term portion at December 31, 2004 becomes due in the following years:

2005	411
2006	459
2007	486
2008	235
2009 thereafter	1,441
No due date (Perpetual notes and non-convertible debentures)	182

3,214

At December 31, 2004 annual interest rates on long-term debt were as follows:

Up to 7%	2.574
7.1% to 9%	1.202
9.1% to 11%	18
Over 11%	79
Variable (Perpetual notes)	71

3.944

The indexes applied to debt and respective percentage variations in each year were as follows:

	2004	2003	2002
TJLP — Long-Term Interest Rate (effective rate)	9.8	11.5	9.9
IGP-M — General Price Index — Market	12.4	8.7	25.3
United States Dollar	(8.1)	(18.2)	52.3

On December 15, 2004 Vale Overseas Limited finalized the cash tender offer for its US$ 300 million principal amount outstanding 8.625% Enhanced Guaranteed Notes due 2007. The amount of US$ 186.9 has been repurchased by the price of US$ 1,117.34 per US$ 1,000.00 of principal Notes remaining US$ 113.1 of amount outstanding.

At December 31, 2004 the US$ denominated Fixed Rate Notes of US$913 (2003 — US$900) and other debt of US$1,834 (2003 — US$1,634) are unsecured. The export securitization of US$480 (2003 — US$525) is secured by existing and future accounts receivable of our subsidiary CVRD Overseas Ltd. Loans from international lenders of US$170 (2003 — US$232) are guaranteed by the Federal Government, to which we have given counter-guarantees of US$170 (2003 — US$165) secured by our own shares and accounts receivable of a subsidiary. We also have loans from local and international institutions secured by property, plant and equipment in the amount of US$251 (2003 — US$165). The remaining long-term debt of US$296 (2003 — US$387) is secured mainly by assets of subsidiaries.

16	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 6, the Brazilian Government holds a preferred special share which confers to it permanent veto rights over certain matters.

A three for one stock split proposal was approved by the Extraordinary General Shareholders’ Meeting on August 18, 2004. Therefore, CVRD’s capital is composed of 1,165,677,168 shares, with 749,949,429 common shares and 415,727,739 preferred class “A” shares. All share numbers and per share amounts included herein reflect retroactive application of the stock.

As of December 31, 2004, we had acquired 14,157,461 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$6.17 (minimum cost of US$ 2.67 and maximum of US$7.84).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. With respect to each of 2004, 2003 and 2002 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2004, we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2004 includes US$3,221, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders (Note 3 (e)).

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three months ended (unaudited)			Year ended December 31
	December	September	December
	31, 2004	30, 2004	31, 2003	2004	2003	2002
Appropriated retained earnings
Unrealized income reserve
Balance January 1	195	179	255	193	211	548
Transfer to retained earnings	(65)	16	(62)	(63)	(18)	(337)

Balance December 31	130	195	193	130	193	211
Expansion reserve
Balance January 1	1,795	1,651	1,361	2,090	1,494	1,667
Transfer to capital stock	-	-	-	(309)	(423)	-
Transfer from (to) retained earnings	1,296	144	729	1,310	1,019	(173)

Balance December 31	3,091	1,795	2,090	3,091	2,090	1,494
Legal reserve
Balance January 1	378	348	292	374	241	325
Transfer from (to) retained earnings	151	30	82	155	133	(84)

Balance December 31	529	378	374	529	374	241
Fiscal incentive depletion reserve
Balance January 1	351	323	343	347	284	649
Transfer to capital stock	-	-	-	-	-	(212)
Transfer to retained earnings	27	28	4	31	63	(153)

Balance December 31	378	351	347	378	347	284
Fiscal incentive investment reserve
Balance January 1	-	-	-	31	-	23
Transfer to capital stock	-	-	-	(31)	-	(23)
Transfer from retained earnings	15	-	31	15	31	-

Balance December 31	15	-	31	15	31	-

Total appropriated retained earnings	4,143	2,719	3,035	4,143	3,035	2,230

The purpose and basis of appropriation to such reserves is described below:

•	Unrealized income reserve - this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve - this is a general reserve for expansion of our activities.

•	Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

•	Fiscal incentive depletion reserve - this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates tax incentives (Note 8).

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

			Basic and
			diluted per
			share
	Income	Thousand of	amount
	(Numerator)	Shares	(US$ per
	(US$ million)	(Denominator)	share)
Net income for the year ended December 31, 2004	2,573

Income available to preferred stockholders	929	415,716	2.23
Income available to common stockholders	1,644	735,804	2.23

Net income for the year ended December 31, 2003	1,548

Income available to preferred stockholders	559	415,714	1.34
Income available to common stockholders	989	735,804	1.34

Net income for the year ended December 31, 2002	680

Income available to preferred stockholders	239	405,126	0.59
Income available to common stockholders	441	749,592	0.59

17	Pension plans

Since 1973 we have sponsored a defined benefit pension plan (the “Old Plan”) covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the “New Plan”), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

Additionally we provide employees with supplementary pension payments through the Abono Complementação plan.

The following information details the status of the defined benefit elements of the Old Plan and supplementary pension plan (SPP) in accordance with SFAS 132 — “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”, as amended.

(a)	Change in benefit obligation

	As of December 31
	2004	2003
Benefit obligation at beginning of year	1.485	1.476
Service cost	2	2
Interest cost	188	151
Benefits paid	(133)	(128)
Effect of exchange rate changes	137	20
Actuarial loss	40	(36)

Benefit obligation at end of year	1.719	1.485

We use a measurement date of December 31 for our pension and post- retirement benefit plans.

(b)	Change in plan assets

	As of December 31
	2004	2003
Fair value of plan assets at beginning of year	1.657	1.301
Actual return on plan assets	410	436
Employer contributions	37	31
Benefits paid	(133)	(128)
Effect of exchange rate changes	137	17

Fair value of plan assets at end of year	2.108	1.657

Old plan assets at December 31, 2004 include US$274 of portfolio investments in our own shares (US$194 at December 31, 2003) and US$37 of shares of related parties (US$20 at December 31, 2003), as well as US$303 of Federal Government Securities (US$323 at December 31, 2003).

Employer contributions expected for 2005 are US$ 16 (unaudited).

(c)	Accrued pension cost liability (prepaid pension cost)

	As of December 31
	2004	2003
Funded status, excess of benefit obligation over plan assets	(389)	(172)
Unrecognized net transitory obligation	(51)	(56)
Unrecognized net actuarial loss	459	323

Accrued pension cost liability (prepaid pension cost)	19	95

(d)	Assumptions used in each year (expressed in nominal terms)

	2004	2003
Discount rate	13.40% p.a	13.40% p.a
Expected return on plan assets	13.40% p.a	13.40% p.a
Rate of compensation increase — up to 47 years	6.91% p.a	6.91% p.a
Inflation	5.00% p.a	5.00% p.a

(e)	Investment targets and composition of plan assets

The fair value of Old Plan assets for these plans is US$2,079 and US$1,637 at the end of 2004 and 2003, respectively. The asset allocation for the Company’s Old Plan at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows.

	Target	Percentage of plan assets at
	allocation	December 31,
Asset category	for 2005	2004	2003
	(unaudited)
Equity securities	29%	29%	27%
Real estate	6%	6%	6%
Loans	3%	3%	2%
Fixed Income	62%	62%	65%

Total	100%	100%	100%

The fixed income allocation target of 59% was established in order to match the asset with the benefit payments. The proposal for 2004 is an increase of up to 33% in the investments in inflation-indexed funds. The remaining investments in fixed income would be responsible for the payment of short-term plan benefits.

The increase in the target allocation for equity securities is related to a 32% expected return in the IBOVESPA (Brazilian stock index). This high return is due to an expected increase of corporate profits, and a belief that Brazil’s risk will decrease, economic activity will increase, and U.S. interest rates will remain low.

(f)	Pension costs

	Year ended December 31
	2005
	(unaudited)	2004	2003
Service cost	2	2	2
Interest cost	220	188	151
Estimated return on plan assets	(274)	(213)	(158)
Amortization of initial transitory obligation	9	9	9
Amortization of actuarial gain/loss	(15)	(24)	-

Net periodic pension cost	(58)	(38)	4

In addition to benefits provided under the SPP and Old Plan, accruals have been made relative to supplementary heath care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$61 and US$57, at December 31, 2004 and 2003, respectively, plus US$4 and US$4, respectively, in current liabilities.

The cost recognized in the years 2004, 2003 and 2002 relative to the defined contribution element of the New Plan was US$7, US$5 and US$5, respectively.

18	Commitments and contingencies

(a)	At December 31, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$7, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	6	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	7

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	221	109	177	66
Civil claims	185	72	167	54
Tax - related actions	502	344	285	279
Others	6	6	6	8

	914	531	635	407

Labor - related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax - related actions principally comprise our challenges of certain revenue taxes, value added tax and of the tax on checking accountant transactions – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in 2004, 2003 and 2002 aggregated US$67, US$182 and US$178, respectively, and additional provisions aggregated US$183, US$146 and US$264, respectively.

In addition to the contingencies for which we have made provisions we have possible losses totaling US$727 at December 31, 2004, for which based on the advice of our legal counsel, no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 42,391 thousand metric tons of bauxite from Mineração Rio do Norte S.A. - MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$ 20.45 per metric ton as of December 31, 2004, this arrangement represents the following total commitment:

2005	57
2006	57
2007	57
2008	57
2009 and thereafter	625

853

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$ 205 million, which represents half of the US$ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2004, the remaining contributions towards exploration and development activities totaled US$ 52 million. In the event that either of us wishes to conduct further exploration and development after having spent such US$ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Securities

Commissions (CVM) in order to permit trading.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program and institutional investors that held their shares through rule 1,298/87 of Brazilian Central Bank were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to these investors, but the Central Bank rejected our request. We renewed our request to the Central Bank, but we cannot be sure that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders and foreign investors through Annex V of Brazilian Central Bank.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments referring to copper resources in 2004 and expect to start payments referring to iron ore resources in approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Fazenda Brasileiro (*)	Gold	2.5% of net revenue after total sales from May 1997 exceeds 26 tons.

Other areas, excluding Carajás/Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

We sold Fazenda Brasileiro in August 2003 and paid the corresponding amount of US$2 to debenture holders in 2004.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three months ended (unaudited)			Year ended
	December	September	December
	31,2004	30,2004	31,2003	2004	2003
		(unaudited)
Environmental liabilities beginning of period	91	82	60	81	15
Initial recognition of SFAS 143 as at January 1, 2003	—	—	—	—	26
Increase due to new subsidiaries acquired	—	—	2	—	11
Accretion expense	5	3	2	13	6
Liabilities settled in the current period	—	(2)	—	(3)	—
Revisions in estimated cash flows	31	—	15	31	15
Cumulative translation adjustment	7	8	2	12	8

Environmental liabilities end of period	134	91	81	134	81

Had SFAS 143 been applied prior to January 1, 2003, the pro forma asset retirement obligation at December 31, 2003, would have been US$41. Additionally, had SFAS 143 been applied previously, net income for the year ended December 31, 2002 on a pro forma basis would have been lower by US$8 (unaudited). Had SFAS 143 been applied in prior years the impact on net income and earnings per share have been as follows:

2002
Net income	680
Net income (pro forma — unaudited)	672

Basic and diluted earnings per Preferred Class A Share	1,77
Basic and diluted earnings per Common Share	1,77

Basic and diluted earnings per Preferred Class A Share (pro forma — unaudited)	1,75
Basic and diluted earnings per Common Share (pro forma — unaudited)	1,75

(h)	Description of Leasing Arrangements

We conduct part of our railroad operation from leased facilities. The lease, which is for 30 years expiring in August, 2026, is classified as an operating lease and can be renewable for a further 30 years. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms in excess of one year as of December 31, 2004:

Year ending December 31:
2005	44
2006	44
2007	44
2008	44
Later years	790

Total minimum payments required	966

The total expenses of operating leases in 2004 and 2003 was US$39 and US$37, respectively.

19	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products – comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum - comprises aluminum trading activities, alumina refining and investments in joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets in accordance with US GAAP are reconciled as follows:

Results by segment – before eliminations

	As of and for the three months ended (unaudited)
	December 31, 2004							September 30, 2004							December 31, 2003
				Holdings							Holdings							Holdings
		Non		(1)					Non		(1)					Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues - Export	2.111	256	27	455	–	(1.099)	1.750	2.041	150	24	419	–	(968)	1.666	1,650	36	22	233	–	(732)	1,209
Gross revenues - Domestic	397	45	234	68	–	(66)	678	376	55	234	53	–	(97)	621	296	30	156	41	–	(42)	481
Cost and expenses	(1.825)	(242)	(194)	(390)	(1)	1.165	(1.487)	(1.714)	(172)	(158)	(320)	–	1.065	(1.299)	(1,552)	(76)	(147)	(216)	(3)	774	(1,220)
Depreciation, depletion and amortization	(94)	(11)	(5)	(9)	–	–	(119)	(72)	(12)	(9)	(9)	–	–	(102)	(60)	(7)	(6)	(5)	–	–	(78)

Operating income (loss)	589	48	62	124	(1)	–	822	631	21	91	143	–	–	886	334	(17)	25	53	(3)	–	392
Financial income	105	2	4	7	1	(78)	41	39	–	5	6	–	(40)	10	50	–	3	2	–	(37)	18
Financial expenses	(232)	(3)	(2)	(99)	–	78	(258)	(150)	–	(4)	(52)	1	40	(165)	(136)	–	(4)	(19)	–	37	(122)
Foreign exchange and monetary gains (losses), net	232	4	(1)	41	(1)	–	275	22	3	6	46	–	–	77	(12)	1	(2)	6	(1)	–	(8)
Gain on sale of investments	–	–	8	–	82	–	90	–	–	–	–	314	–	314	17	–	–	–	–	–	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	55	–	11	19	94	–	179	50	–	8	20	49	–	127	23	–	36	24	5	–	88
Income taxes	(388)	(3)	(3)	(3)	1	–	(396)	(197)	–	(3)	(23)	(1)	–	(224)	(60)	(3)	(1)	–	(2)	–	(66)
Minority interests	(17)	–	–	(15)	–	–	(32)	(39)	(2)	–	(41)	–	–	(82)	(39)	1	–	(11)	–	–	(49)

Net income	344	48	79	74	176	–	721	356	22	103	99	363	–	943	177	(18)	57	55	(1)	–	270

Sales classified by geographic destination:
Export market
America, except United States	207	1	19	81	–	(123)	185	198	–	13	29	–	(102)	138	147	–	10	45	–	(86)	116
United States	173	–	6	77	–	(122)	134	132	–	9	64	–	(87)	118	75	–	–	7	–	(45)	37
Europe	836	24	2	164	–	(401)	625	871	80	2	205	–	(459)	699	750	26	10	150	–	(322)	614
Middle East/Africa/Oceania	104	43	–	8	–	(48)	107	132	63	–	–	–	(48)	147	88	–	–	–	–	(20)	68
Japan	182	17	–	95	–	(74)	220	164	2	–	81	–	(47)	200	165	4	–	–	–	(71)	98
China	453	72	–	30	–	(210)	345	401	–	–	40	–	(164)	277	290	5	–	12	–	(117)	190
Asia, other than Japan and China	156	99	–	–	–	(121)	134	143	5	–	–	–	(61)	87	135	1	2	19	–	(71)	86

	2.111	256	27	455	–	(1.099)	1.750	2.041	150	24	419	–	(968)	1.666	1,650	36	22	233	–	(732)	1,209
Domestic market	397	45	234	68	–	(66)	678	376	55	234	53	–	(97)	621	296	30	156	41	–	(42)	481

	2.508	301	261	523	–	(1.165)	2.428	2.417	205	258	472	–	(1.065)	2.287	1,946	66	178	274	–	(774)	1,690

Assets:

Property, plant and equipment, net	5.838	1.448	674	1.102	1	–	9.063	5.050	1.147	577	952	1	–	7.727	4,495	1,000	424	564	1	–	6,484
Additions to Property, plant and equipment	406	208	180	82	1	–	877	131	40	114	63	–	–	348	318	125	121	30	–	–	594
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	435	–	79	226	419	–	1.159	387	–	70	219	377	–	1.053	344	–	44	329	317	–	1,034

Capital employed	4.544	1.099	680	976	27	–	7.326	4.557	913	565	819	31	–	6.885	4,137	266	429	498	20	–	5,350

(1)	Albras was consolidated as from January 1, 2004 (Note 4(b)).

Operating income by product – after eliminations

	For the three months ended (unaudited)
	December 31, 2004										September 30, 2004										December 31, 2003
								Impairment/										Impairment/										Impairment/
								Gain on sale										Gain on sale										Gain on sale
	Revenues			Value				of property,	Depreciation,		Revenues			Value				of property,	Depreciation,		Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating				added	Net	Cost and		plant and	depletion and	Operating				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	882	251	1.133	(33)	1.100	(519)	581	—	(78)	503	880	213	1.093	(34)	1.059	(463)	596	—	(67)	529	675	146	821	(13)	808	(442)	366	(10)	(36)	320
Pellets	230	71	301	(13)	288	(206)	82	—	(7)	75	229	64	293	(12)	281	(239)	42	—	(2)	40	198	56	254	—	254	(179)	75	—	(2)	73
Manganese	31	5	36	1	37	(15)	22	—	—	22	16	4	20	(2)	18	(17)	1	—	—	1	8	3	11	(2)	9	(15)	(6)	—	(1)	(7)
Ferroalloys	116	61	177	(16)	161	(114)	47	—	(5)	42	113	60	173	(15)	158	(43)	115	—	(3)	112	62	31	93	(6)	87	(76)	11	(17)	(3)	(9)

	1.259	388	1.647	(61)	1.586	(854)	732	—	(90)	642	1.238	341	1.579	(63)	1.516	(762)	754	—	(72)	682	943	236	1.179	(21)	1.158	(712)	446	(27)	(42)	377

Non ferrous
Gold	—	—	—	—	—	(2)	(2)	—	—	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Potash	—	35	35	(1)	34	(13)	21	—	(1)	20	—	35	35	(5)	30	(16)	14	—	(1)	13	—	24	24	(3)	21	(9)	12	—	(4)	8
Kaolin	38	7	45	(2)	43	(27)	16	—	(3)	13	36	5	41	(1)	40	(23)	17	—	(4)	13	36	5	41	(2)	39	(27)	12	(12)	(3)	(3)
Copper	104	3	107	—	107	(46)	61	—	(7)	54	56	14	70	(3)	67	(40)	27	—	(7)	20	—	—	—	—	—	—	—	—	—	—

	142	45	187	(3)	184	(88)	96	—	(11)	85	92	54	146	(9)	137	(79)	58	—	(12)	46	36	29	65	(5)	60	(36)	24	(12)	(7)	5

Aluminum
Alumina	131	10	141	(5)	136	(92)	44	—	(5)	39	127	3	130	(4)	126	(102)	24	—	(5)	19	111	38	149	(1)	148	(107)	41	—	(5)	36
Aluminum	191	9	200	(1)	199	(111)	88	—	(4)	84	172	8	180	(1)	179	(54)	125	—	(4)	121	91	—	91	—	91	(88)	3	—	—	3
Bauxite	13	—	13	—	13	(13)	—	—	—	—	17	—	17	—	17	(14)	3	—	—	3	12	2	14	(1)	13	(12)	1	—	—	1

	335	19	354	(6)	348	(216)	132	—	(9)	123	316	11	327	(5)	322	(170)	152	—	(9)	143	214	40	254	(2)	252	(207)	45	—	(5)	40

Logistics
Railroads	—	162	162	(29)	133	(99)	34	—	(7)	27	—	164	164	(27)	137	(88)	49	—	(9)	40	—	127	127	(14)	113	(84)	29	—	(23)	6
Ports	—	47	47	(8)	39	(25)	14	—	(1)	13	—	43	43	(8)	35	(20)	15	—	(1)	14	—	38	38	(5)	33	(21)	12	—	(3)	9
Ships	15	10	25	(2)	23	(46)	(23)	—	(1)	(24)	16	9	25	(2)	23	(25)	(2)	—	1	(1)	18	9	27	—	27	(36)	(9)	—	—	(9)

	15	219	234	(39)	195	(170)	25	—	(9)	16	16	216	232	(37)	195	(133)	62	—	(9)	53	18	174	192	(19)	173	(141)	32	—	(26)	6
Others	—	6	6	(2)	4	(48)	(44)	—	—	(44)	4	(1)	3	—	3	(41)	(38)	—	—	(38)	(2)	2	—	(5)	(5)	(33)	(38)	—	2	(36)

	1.751	677	2.428	(111)	2.317	(1.376)	941	—	(119)	822	1.666	621	2.287	(114)	2.173	(1.185)	988	—	(102)	886	1.209	481	1.690	(52)	1.638	(1.129)	509	(39)	(78)	392

Results by segment - before eliminations

	As of and for the year ended December 31,
	2004							2003							2002
				Holdings							Holdings							Holdings
		Non		(2)					Non							Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	7.589	521	92	1.635	-	(3.725)	6.112	5,256	105	75	758	-	(2,354)	3,840	4,200	143	41	387	-	(1,843)	2,928
Gross revenues - Domestic	1.424	163	871	227	-	(318)	2.367	1,142	107	472	165	-	(181)	1,705	996	96	374	75	3	(190)	1,354
Cost and expenses	(6.499)	(556)	(622)	(1.322)	(1)	4.043	(4.957)	(4,882)	(192)	(367)	(760)	3	2,535	(3,663)	(3,782)	(226)	(245)	(426)	7	2,033	(2,639)
Depreciation, depletion and amortization	(301)	(35)	(29)	(34)	-	-	(399)	(191)	(18)	(14)	(15)	-	-	(238)	(170)	(25)	(14)	(4)	(1)	-	(214)

Operating income	2.213	93	312	506	(1)	-	3.123	1,325	2	166	148	3	-	1,644	1,244	(12)	156	32	9	-	1,429
Financial income	251	2	15	16	3	(205)	82	195	1	14	10	4	(122)	102	193	1	11	11	4	(93)	127
Financial expenses	(637)	(6)	(15)	(218)	-	205	(671)	(406)	(4)	(9)	(49)	(5)	122	(351)	(433)	(6)	(5)	(15)	(9)	93	(375)
Foreign exchange and monetary gains (losses), net	20	5	(1)	39	2	-	65	150	16	(14)	93	(3)	-	242	(442)	(36)	(18)	(85)	1	-	(580)
Gain on sale of investments	-	-	8	-	396	-	404	17	-	-	-	-	-	17	-	-	-	-	-	-	-
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	170	-	33	71	268	-	542	133	-	(52)	147	78	-	306	(66)	-	(88)	39	28	-	(87)
Income taxes	(726)	(7)	(9)	(4)	(3)	-	(749)	(266)	(3)	(2)	(27)	1	-	(297)	145	-	(8)	22	(10)	-	149
Minority interests	(101)	(2)	-	(120)	-	-	(223)	(44)	(3)	-	(58)	-	-	(105)	2	(6)	-	21	-	-	17

Income from continuing operations	1.190	85	343	290	665	-	2.573	1,104	9	103	264	78	-	1,558	643	(59)	48	25	23	-	680
Change in accounting practice for asset retirement obligations (note 4)	-	-	-	-	-	-	-	(10)	-	-	-	-	-	(10)	-	-	-	-	-	-	-

Net income	1.190	85	343	290	665	-	2.573	1,094	9	103	264	78	-	1,548	643	(59)	48	25	23	-	680

Sales classified by geographic destination:
Export market America, except United States	735	1	65	221	-	(426)	596	526	-	38	156	-	(329)	391	392	-	25	27	-	(207)	237
United States	533	-	15	186	-	(345)	389	337	8	-	32	-	(188)	189	340	35	3	10	-	(190)	198
Europe	3.223	194	12	730	-	(1.607)	2.552	2,213	76	30	378	-	(913)	1,784	1,799	100	9	318	-	(734)	1,492
Middle East/Africa/Oceania	412	107	-	8	-	(141)	386	292	-	4	-	-	(70)	226	239	-	-	-	-	(46)	193
Japan	683	31	-	361	-	(287)	788	569	13	-	96	-	(259)	419	488	3	1	11	-	(228)	275
China (2)	1.392	81	-	129	-	(606)	996	897	7	-	77	-	(401)	580	574	4	1	21	-	(270)	330
Asia, other than Japan and China	611	107	-	-	-	(313)	405	422	1	3	19	-	(194)	251	368	1	2	-	-	(168)	203

	7.589	521	92	1.635	-	(3.725)	6.112	5,256	105	75	758	-	(2,354)	3,840	4,200	143	41	387	-	(1,843)	2,928
Domestic market	1.424	163	871	227	-	(318)	2.367	1,142	107	472	165	-	(181)	1,705	996	96	374	75	3	(190)	1,354

	9.013	684	963	1.862	-	(4.043)	8.479	6,398	212	547	923	-	(2,535)	5,545	5,196	239	415	462	3	(2,033)	4,282

Assets:

Property, plant and equipment, net	5.838	1.448	674	1.102	1	-	9.063	4,495	1,000	424	564	1	-	6,484	2,346	400	144	383	24	-	3,297
Additions to Property, plant and equipment	860	381	579	202	-	-	2.022	822	440	186	95	-	-	1,543	524	132	33	63	14	-	766
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	435	-	79	226	419	-	1.159	344	-	44	329	317	-	1,034	350	-	(10)	200	192	-	732

Capital employed	4.544	1.099	680	976	27	-	7.326	4,137	266	429	498	20	-	5,350	2,364	119	161	209	24	-	2,877

(1) Control of Alunorte was acquired and consolidated from June 2002.

(2) Albras was consolidated as from January 1, 2004 (note 4(b)).

Operating income by product – after eliminations

	Year ended December 31,
	2004										2003										2002
								Impairment/										Impairment/										Impairment/
								Gain on sale										Gain on sale										Gain on sale
	Revenues							of property,	Depreciation,		Revenues							of property,	Depreciation,		Revenues			Value				of property,	Depreciation,
				Value	Net	Cost and		plant and	depletion and	Operating				Value	Net	Cost and		plant and	depletion and	Operating				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	added tax	revenues	expenses	Net	equipment	amortization	income	Export	Domestic	Total	added tax	revenues	expenses	Net	equipment	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	3.146	849	3.995	(128)	3.867	(1.761)	2.106	-	(270)	1.836	2.108	554	2.662	(65)	2.597	(1.318)	1.279	(10)	(105)	1.164	1.642	505	2.147	(63)	2.084	(915)	1.169	-	(87)	1.082
Pellets	893	255	1.148	(44)	1.104	(824)	280	-	(12)	268	627	211	838	(19)	819	(627)	192	(12)	(11)	169	530	143	673	(19)	654	(548)	106	-	(5)	101
Manganese	61	15	76	(4)	72	(46)	26	-	-	26	38	11	49	(5)	44	(35)	9	-	(2)	7	24	12	36	(5)	31	(20)	11	-	(6)	5
Ferroalloys	423	202	625	(52)	573	(315)	258	-	(15)	243	201	99	300	(21)	279	(218)	61	(17)	(10)	34	176	71	247	(14)	233	(169)	64	-	(5)	59

	4.523	1.321	5.844	(228)	5.616	(2.946)	2.670	-	(297)	2.373	2.974	875	3.849	(110)	3.739	(2.198)	1.541	(39)	(128)	1.374	2.372	731	3.103	(101)	3.002	(1.652)	1.350	-	(103)	1.247
Non ferrous
Gold	-	-	-	-	-	(2)	(2)	-	-	(2)	21	-	21	-	21	(2)	19	-	(2)	17	103	-	103	-	103	(86)	17	(35)	(15)	(33)
Potash	-	124	124	(15)	109	(51)	58	-	(5)	53	-	94	94	(12)	82	(40)	42	-	(7)	35	-	91	91	(12)	79	(43)	36	-	(4)	32
Kaolin	142	22	164	(6)	158	(93)	65	-	(14)	51	83	13	96	(3)	93	(70)	23	(12)	(7)	4	40	5	45	(1)	44	(27)	17	-	(2)	15
Copper	184	17	201	(3)	198	(90)	108	-	(16)	92	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	326	163	489	(24)	465	(236)	229	-	(35)	194	104	107	211	(15)	196	(112)	84	(12)	(16)	56	143	96	239	(13)	226	(156)	70	(35)	(21)	14
Aluminum
Alumina	439	19	458	(18)	440	(350)	90	-	(19)	71	342	153	495	(8)	487	(363)	124	-	(15)	109	85	74	159	(4)	155	(119)	36	-	(4)	32
Aluminum	710	29	739	(3)	736	(286)	450	-	(15)	435	312	8	320	-	320	(295)	25	-	-	25	279	1	280	-	280	(254)	26	-	-	26
Bauxite	53	-	53	-	53	(48)	5	-	-	5	34	3	37	(1)	36	(33)	3	-	-	3	23	-	23	-	23	(22)	1	-	-	1

	1.202	48	1.250	(21)	1.229	(684)	545	-	(34)	511	688	164	852	(9)	843	(691)	152	-	(15)	137	387	75	462	(4)	458	(395)	63	-	(4)	59
Logistics
Railroads	-	612	612	(100)	512	(334)	178	-	(28)	150	-	373	373	(39)	334	(153)	181	-	(70)	111	-	286	286	(27)	259	(55)	204	(4)	(72)	128
Ports	-	173	173	(29)	144	(89)	55	-	(4)	51	1	143	144	(14)	130	(75)	55	-	(9)	46	-	107	107	(11)	96	(67)	29	-	(7)	22
Ships	52	40	92	(7)	85	(123)	(38)	-	(1)	(39)	54	33	87	(3)	84	(122)	(38)	-	-	(38)	26	39	65	(3)	62	(69)	(7)	(7)	(6)	(20)

	52	825	877	(136)	741	(546)	195	-	(33)	162	55	549	604	(56)	548	(350)	198	-	(79)	119	26	432	458	(41)	417	(191)	226	(11)	(85)	130
Others	10	9	19	(4)	15	(132)	(117)	-	-	(117)	19	10	29	(5)	24	(66)	(42)	-	-	(42)	-	20	20	-	20	(40)	(20)	-	(1)	(21)

	6.113	2.366	8.479	(413)	8.066	(4.544)	3.522	-	(399)	3.123	3.840	1.705	5.545	(195)	5.350	(3.417)	1.933	(51)	(238)	1.644	2.928	1.354	4.282	(159)	4.123	(2.434)	1.689	(46)	(214)	1.429

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31
	2004		2003
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
HISPANOBRAS	25	39	18	29
ITABRASCO	24	28	16	17
NIBRASCO	32	29	36	25
KOBRASCO	43	18	51	14
CST	-	-	31	-
USIMINAS	7	-	7	-
MSG	-	-	1	17
MRS	13	19	2	8
FERROBAN	39	8	1	4
MRN	1	20	3	20
SAMARCO	22	-	1	-
ALBRAS	-	-	14	95
Others	29	31	30	38

	235	192	211	267

Current	180	174	171	263

Long-term	55	18	40	4

These balances are included in the following balance sheet classifications:

	As of December 31
	2004		2003
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	124	-	115	-
Loans and advances to related parties	56	-	56	-

Other assets
Loans and advances to related parties	55	-	40	-

Current liabilities
Suppliers	-	122	-	144

Loans from related parties	-	52	-	119

Long-term liabilities
Long-term debt	-	18	-	4

	235	192	211	267

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31
	2004		2003		2002
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES

CST	251	—	136	—	152	—
NIBRASCO	147	3	116	133	146	150
ALUNORTE (to June 2002)	—	—	—	—	6	—
SIDERAR	86		53	—	35	—
ITABRASCO	84	1	61	20	74	53
HISPANOBRAS	97	—	66	69	77	77
KOBRASCO	92	2	62	57	84	46
USIMINAS	109		79	—	76	—
ALBRAS (to December 2003)	—	—	149	286	73	265
VALESUL	16	—	10	—	7	1
MRN	—	154	—	—	—	56
Others	105	213	55	176	79	94

BRAZILIAN FEDERAL GOVERNMENT

Banco do Brasil S.A	—	—	—	—	3	—
BNDES	—	—	—	—	—	2

	987	373	787	741	812	744

These amounts are included in the following statement of income classifications:

	Year ended December 31
	2004		2003		2002
	Income	Expense	Income	Expense	Income	Expense
Sales / Cost of iron ore and pellets	843	187	608	317	599	380
Revenues from logistic services	95	—	13	—	66	—
Sales / Cost of aluminum products	15	155	153	427	74	314
Financial income/expenses	(6)	(13)	(17)	(4)	15	18
Others	40	44	30	1	58	32

	987	373	787	741	812	744

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of our listed long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2004 and 2003 is estimated as follows:

	As of December 31
	2004	2003
Fair market value	3,355	2,839
Carrying value	3,214	2,767

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

22	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at October 1, 2004	(32)	(31)	1	(37)	(65)	(164)
Financial settlement	4	12	—	—	—	16
Unrealized gains (losses) in the period	(5)	3	3	(14)	(54)	(67)
Effect of exchange rate changes	(4)	(1)	—	(4)	(8)	(17)

Unrealized gains (losses) at December 31, 2004	(37)	(17)	4	(55)	(127)	(232)

Unrealized gains (losses) at July 1, 2004	(25)	(30)	1	(30)	(37)	(121)
Financial settlement	—	3	—	—	—	3
Unrealized gains (losses) in the period	(5)	(1)	—	(5)	(25)	(36)
Effect of exchange rate changes	(2)	(3)	—	(2)	(3)	(10)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at October 1, 2003	(22)	(60)	2	(5)	—	(85)
Financial settlement	3	12	—	—	—	15
Unrealized gains (losses) in the period	(12)	2	3	(13)	—	(20)
Effect of exchange rate changes	(1)	—	—	—	—	(1)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	—	(91)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Gain recognized upon consolidation of Albras	—	—	—		(20)	(20)
Financial settlement	4	29	(2)	—	—	31
Unrealized gains (losses) in the period	(5)	1	1	(33)	(98)	(134)
Effect of exchange rate changes	(4)	(1)	—	(4)	(9)	(18)

Unrealized gains (losses) at December 31, 2004	(37)	(17)	4	(55)	(127)	(232)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	8	30	—	—	—	38
Unrealized gains (losses) in the period	(24)	(3)	6	(22)	—	(43)
Effect of exchange rate changes	(1)	(13)	—	1	—	(13)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	—	(91)

Unrealized gains (losses) at January 1, 2002	7	(36)	(4)	—	—	(33)
Gain recognized upon consolidation of Alunorte	—	—	—	2	—	2
Financial settlement	(2)	21	3	1	—	23
Unrealized gains (losses) in the period	(22)	(60)	(1)	—	—	(83)
Effect of exchange rate changes	2	15	1	—	—	18

Unrealized gains (losses) at December 31, 2002	(15)	(60)	(1)	3	—	(73)

Movements for the three month periods ended December 31, 2004, September 30, 2004 and December 31, 2003 are unaudited.

Unrealized gains (losses) in the period are included in our income statement under the financial expenses:

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2006

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. We have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, the majority of our revenues is denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs is denominated in Reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

23	Information about independent auditors

Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes. The financial statements of certain of our subsidiaries and affiliates have been audited by independent auditors other than PricewaterhouseCoopers Auditores Independentes as described below, and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

The following entities prepare financial statements accordance with US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

	Auditors	Years Audited	City	State	Country
Alumina do Norte do Brasil S.A. - ALUNORTE	Trevisan	2003	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. - ALUNORTE	Deloitte	2002	RJ	RJ	Brazil
Alumínio Brasileiro S.A. - ALBRAS (1)	Trevisan	2003	RJ Orange	RJ	Brazil
California Steel Industries, Inc.	KPMG LLP	2002, 2001	County	CA	USA
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	Deloitte	2003, 2002, 2001	RJ	RJ	Brazil
Companhia Coreano Brasileira de Pelotização - KOBRASCO	Deloitte	2003, 2002	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	Deloitte	2003, 2002	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	Deloitte	2003, 2002	Vitória	ES	Brazil
DOCEPAR S.A.	Deloitte	2003, 2002	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	Deloitte	2003, 2002	RJ	RJ	Brazil
Navegação Vale do Rio Doce S.A. - DOCENAVE	Deloitte	2003, 2002	RJ	RJ	Brazil
Rio Doce Manganês S.A.	Deloitte	2003, 2002	Salvador	BA	Brazil
Urucum Mineração S.A.	Deloitte	2003	Salvador	BA	Brazil
Valesul Alumínio S.A.	KPMG	2002	RJ	RJ	Brazil
Valesul Alumínio S.A.	Deloitte	2003	RJ	RJ	Brazil

(1) Consolidated as from January, 1, 2004

Deloitte Touche Tohmatsu Auditores Idependentes

RJ - Rio de Janeiro
ES - Espírito Santo
BA - Bahia
KPMG Auditores Independentes
Trevisan Auditores Independentes

*      *      *

Supplemental Financial Statements

The following unaudited information provides additional details in relation to certain financial ratios.

EBITDA – Earnings Before Interest, Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Selected financial indicators for the main affiliates and joint ventures are available on the Company ´s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Additional information - Unaudited)

	As of and for the three month			As of and for the
	periods ended			year ended
	December 31,	September	December 31,	December 31,	December 31,
	2004	30, 2004	2003	2004	2003
Current debt
Current portion of long-term debt - unrelated parties	730	719	1,009	730	1,009
Short-term debt	74	201	129	74	129
Loans from related parties	52	62	119	52	119

	856	982	1,257	856	1,257
Long-term debt
Long-term debt - unrelated parties	3,214	3,434	2,767	3,214	2,767
Loans from related parties	18	2	4	18	4

	3,232	3,436	2,771	3,232	2,771

Gross debt (current plus long-term debt)	4,088	4,418	4,028	4,088	4,028

Interest paid over:
Short-term debt	(3)	-	-	(5)	(7)
Long-term debt	(82)	(82)	(38)	(295)	(178)

Interest paid	(85)	(82)	(38)	(300)	(185)

EBITDA	1,001	1,007	568	3,722	2,130
Stockholders’ equity	7,391	6,480	4,884	7,391	4,884
LTM EBITDA / LTM Interest paid	12.41	13.00	11.51	12.41	11.51
Gross Debt / LTM EBITDA	1.10	1.34	1.89	1.10	1.89
Gross debt / Equity Capitalization (%)	36	41	45	36	45

Financial expenses
Third party - local debt	(11)	(12)	(9)	(48)	(24)
Third party - foreign debt	(52)	(49)	(41)	(211)	(158)
Related party debt	-	(3)	(2)	(10)	(14)

Gross interest	(63)	(64)	(52)	(269)	(196)
Labor and civil claims and tax-related actions	(11)	(11)	(24)	(37)	(46)
Tax on financial transactions - CPMF	(11)	(9)	(8)	(38)	(23)
Derivatives (Interest rate / Currencies)	6	(1)	5	2	3
Derivatives (Gold / Alumina / Aluminium / Energy)	(73)	(35)	(25)	(136)	(46)
Others	(106)	(45)	(18)	(193)	(43)

	(258)	(165)	(122)	(671)	(351)

Financial income
Cash and cash equivalents	20	9	14	48	68
Others	21	1	4	34	34

	41	10	18	82	102

Financial expenses, net	(217)	(155)	(104)	(589)	(249)

Foreign exchange and monetary gain (losses) on liabilities	370	242	303	184	1,266
Foreign exchange and monetary gain (losses) on assets	(95)	(165)	(311)	(119)	(1,024)

Foreign exchange and monetary gain (losses), net	275	77	(8)	65	242

Financial result, net	58	(78)	(112)	(524)	(7)

Calculation of EBITDA (Additional information - Unaudited)

				As of and for the
	As of and for the three months ended			year ended
	December	September	December	December	December
	31, 2004	30, 2004	31, 2003	31, 2004	31, 2003
Operating income	822	886	392	3,123	1,644
Depreciation	119	102	78	399	238

	941	988	470	3,522	1,882
Write-down of assets	—	—	39	—	51
Dividends received	60	19	59	200	197

EBITDA	1,001	1,007	568	3,722	2,130

Net operating revenues	2,317	2,173	1,638	8,066	5,350
Margin EBITDA	43.2%	46.3%	34.7%	46.1%	39.8%

Adjusted EBITDA x Operating Cash Flows (Additional information - Unaudited)

	As of and for the three months ended						As of and for the year ended
	December 31, 2004		September 30, 2004		December 31, 2003		December 31, 2004		December 31, 2003
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	721	721	943	943	270	270	2,573	2,573	1,548	1,548

Income tax	386	386	(61)	(61)	76	76	316	316	207	207

Income tax cash	10	—	285	—	(10)	—	433	—	90	—

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(179)	(179)	(127)	(127)	(88)	(88)	(542)	(542)	(306)	(306)

Foreign exchange and monetary losses	(275)	(106)	(77)	(118)	8	4	(65)	112	(242)	(382)

Financial expenses	217	38	155	42	104	43	589	93	249	24

Minority interests	32	32	82	82	49	49	223	223	105	105

Change in accounting practice for asset retirement obligations	—	—	—	—	—	—	—	—	10	10

Gain on sale of investments	(90)	(90)	(314)	(314)	(17)	(17)	(404)	(404)	(17)	(17)

Net working capital	—	48	—	436	—	13	—	319	—	57

Others	—	42	—	99	—	(12)	—	182	—	25

Operating income	822	892	886	982	392	338	3,123	2,872	1,644	1,271

Depreciation, depletion and amortization	119	119	102	102	78	78	399	399	238	238

Dividends received	60	60	19	19	59	59	200	200	197	197

Impairment of property, plant and equipment	—	—	—	—	39	39	—	—	51	51

	1,001	1,071	1,007	1,103	568	514	3,722	3,471	2,130	1,757

Operating cash flows		1,071		1,103		514		3,471		1,757

Income tax		10		285		(10)		433		90

Foreign exchange and monetary losses		(169)		41		4		(177)		140

Financial expenses		179		113		61		496		225

Net working capital		(48)		(436)		(13)		(319)		(57)

Others		(42)		(99)		12		(182)		(25)

EBITDA		1,001		1,007		568		3,722		2,130

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa Chairman	Pedro Carlos de Mello

Arlindo Magno de Oliveira	Marcelo Amaral Moraes

Cláudio Bernardo Guimarães de Moraes	Oswaldo Mário Pêgo de Amorim Azevedo

Erik Persson	Joaquim Vieira Ferreira Levy

Francisco Valadares Póvoa

Jaques Wagner

Executive Officers
Katsuto Momii

Mário da Silveira Teixeira Júnior	Roger Agnelli Chief Executive Officer

Oscar Augusto de Camargo Filho	José Carlos Martins
Executive Officer for Equity Holdings and
Renato da Cruz Gomes	Business Development

Ricardo Carvalho Giambroni	Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Advisory Committees of the Board of Directors	Carla Grasso
Executive Officer for Human Resources and
Audit Committee	Corporate Services
Antonio José de Figueiredo Ferreira
Heitor Ribeiro Filho	José Lancaster
Inácio Clemente da Silva	Executive Officer for Non-Ferrous Minerals
Paulo Roberto Ferreira de Medeiros
Fábio de Oliveira Barbosa
Executive Development Committee	Chief Financial Officer
Arlindo Magno de Oliveira
Francisco Valadares Póvoa	Gabriel Stoliar
João Moisés de Oliveira	Executive Officer for Planning
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho	Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick
Otto de Souza Marques Junior
Finance Committee	Chief Officer of Control Department
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Accountant
Wanderley Rezende de Souza	CRC-RJ 093892/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 24, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer